Annual Information Form INTEROIL CORPORATION      1

PRELIMINARY NOTES
GENERAL
This Annual Information Form (“AIF”) has been prepared by InterOil Corporation for the year ended December 31, 2008. It should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008 and the 2008 management’s discussion and analysis, copies of which may be obtained online from SEDAR at www.sedar.com.
In this AIF, references to “we”, “us”, “our”, “Company”, and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.
All dollar amounts are stated in United States dollars unless otherwise specified.
Information presented in this AIF is as of December 31, 2008 unless otherwise specified.
Certain information, not being within our knowledge, has been furnished by our directors and executive officers. Such information includes information as to common shares in the Company beneficially owned by them, their places of residence and principal occupations, both present and historical, and potential conflicts of interest.
NON-GAAP MEASURES AND RECONCILIATION
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. We use EBITDA to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian GAAP. Further, EBITDA is not a measure of cash flow under Canadian GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non-GAAP Measures Reconciliation of our 2008 MD&A.
LEGAL NOTICE – FORWARD-LOOKING STATEMENTS
This AIF contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this AIF are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects of oil and gas price declines;

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the availability of crude feedstock at economic rates;

•	the ability to meet maturing indebtedness;

•	the uncertainty in our ability to attract capital;

•	general economic conditions and illiquidity in financial and credit markets

•	interest rate risk;
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•	the impact of competition

•	losses from our hedging activities;

•	inherent limitations in all control systems, and misstatements due to error that may occur and not be detected;

•	fluctuations in currency exchange rates;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	the margins for our refined products;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	political, legal and economic risks in Papua New Guinea;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	law enforcement difficulties;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	stock price volatility; and

•	contractual defaults.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this AIF will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in this AIF.
Furthermore, the forward-looking information contained in this AIF is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we have no obligation to update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
ABBREVIATIONS AND EQUIVALENCIES
Abbreviations

Crude Oil and Natural Gas Liquids		Natural Gas
bbl	one barrel equalling 34.972 Imperial gallons or 42 U.S. gallons	btu	British Thermal Units

bblpd	barrels per day	mscf	thousand standard cubic feet

boe(1)	barrels of oil equivalent	mscfpd	thousand standard cubic feet per day

boepd	barrels of oil equivalent per day	mmbtu	million British Thermal Units

mboe	thousand barrels of oil equivalent	mmbtupd	million British Thermal Units per day
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Crude Oil and Natural Gas Liquids		Natural Gas
mbbl	thousand barrels	mmscf	million standard cubic feet

mmbbls	million barrels	mmscfpd	million standard cubic feet per day

NGL or NGLs	natural gas liquids, consisting of any one or more of propane, butane and condensate	scf	standard cubic feet

WTI	West Texas Intermediate crude oil delivered at Cushing, Oklahoma	scfpd	standard cubic feet per day

bscf	billion standard cubic feet	tcf	trillion standard cubic feet

		psi	pounds per square inch

Note:

(1)	All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method and does not represent a value equivalency at the wellhead.
CONVERSION
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
GLOSSARY OF TERMS
“API” means the American Petroleum Institute.
“Barrel, Bbl” (petroleum) Unit volume measurement used for petroleum and its products.
“BNP Paribas” BNP Paribas Capital (Singapore) Limited.
“BP” BP Singapore Pte Limited.
“COGE Handbook” refers to the Canadian Oil and Gas Evaluation Handbook.
“Condensate” A component of natural gas which is a liquid at surface conditions.
“Crack spread” The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
“Crude Oil” A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain
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small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
“Debentures” means the 8% subordinated convertible debentures of InterOil due May 9, 2013.
“EBITDA” EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.
“Farm out” A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulate that a party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses
“FEED” Front end engineering and design.
“Feedstock” Raw material used in a processing plant.
“FID” Final investment decision.
“GAAP” Generally accepted accounting principles.
“Gas” A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.
“Gross reserves” refers to InterOil’s working interest reserves before the deduction of royalties and before including any royalty interests.
“Gross wells” refers to the total number of wells in which we have an interest.
“ICCC” Independent Consumer and Competition Commission in Papua New Guinea.
“IPI holders” means investors holding IPWI interests in certain exploration wells required to be drilled pursuant to the Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005.
“IPF” InterOil power fuel. InterOil’s marketing name for low sulfur waxy residue oil or LSWR.
“IPP” Import parity price. For each refined product produced and sold locally in Papua New Guinea, IPP calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts. The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
“IPWI” Indirect participation working interest.
“Joint Venture Company” or “PNG LNG” means PNG LNG, Inc., a joint venture company established in 2007 by InterOil LNG Holdings Inc., an affiliate of InterOil, MLPLC, an affiliate of Merrill Lynch, and PacLNG to construct the proposed LNG plant.
“LNG” Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
“LPG” Liquefied petroleum gas, typically ethane, propane, butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
“LSWR” Low sulfur waxy residual fuel oil.
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“Mark-to-market” refers to the accounting standards of assigning a value to a position held in a financial instrument based on the current fair market price for the instrument or similar instruments.
“MLPLC” Merrill Lynch PNG LNG Corp., a company organized under the laws of the Cayman Islands and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Inc. and Merrill Lynch & Co.
“Naphtha” That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
“Natural gas” A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
“Net wells” refers to the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest in that well.
“NI 51-101” refers to National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities.
“NI 52-110” National Instrument 52-110 — Audit Committee adopted by the Canadian Securities Administrators.
“OPIC” Overseas Private Investment Corporation.
“Pac LNG” Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G.
“Petromin” Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea and mandated by the State to invest in resource projects on its behalf.
“PGK” Currency of Papua New Guinea.
“PDL” Petroleum Development License. The right given by the State to develop a field in readiness for commercial production.
“PNGDV” PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003. (See “Description of our Business – Upstream Exploration and Production – Indirect Participation Interest Agreements”).
“PPL” Petroleum Prospecting License. The tenement given by the State to explore for oil and gas.
“PRL” Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
“Royalties” refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula.
“Shut-in” refers to wells that are capable of producing natural gas which are not producing due to lack of available transportation facilities, available markets or other reasons.
“State” means the Independent State of Papua New Guinea.
“Sweet/sour crude” Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
“Working interest” means the percentage of undivided interest held by InterOil in an oil and natural gas property.
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CORPORATE STRUCTURE
Name, Address and Incorporation
InterOil Corporation is a Yukon Territory corporation, continued under that Territory’s Business Corporations Act.

Our registered office	Our corporate office	Our corporate office
in Canada is located at:	in Australia is located at:	in Papua New Guinea is located at:

Suite 300,204 Black Street	Level 1, 60-92 Cook	Level 6 Defens Haus
Whitehouse, Yukon	Street, Portsmith,	Cnr Champion Parade
Y1A 2M9	Queensland 4870	and Hunter Street, Port Moresby
Copies of the Company’s current articles and by-laws are available on SEDAR at www.sedar.com.
Inter-corporate Relationships
Intercorporate relationships with and among all of our subsidiaries are set out in the diagram below.
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GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
InterOil is developing a fully integrated energy company whose focus is on operations in Papua New Guinea and its surrounding region. The following is a summary of significant events in the general development of InterOil’s businesses and at a corporate level over the past three years.
Upstream – Exploration and Production
Over the past three years, our upstream business segment has focused on the drilling program in what we have defined as the Elk/Antelope field in Papua New Guinea under the Indirect Participation Interest agreement dated February 25, 2005. (See “Description of Our Business — Upstream Exploration and Production — Indirect Participation Interest Agreements” for further information) This has led to hydrocarbon discoveries in the Elk and Antelope structure. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional development wells. Our ability to commercialize these discoveries will depend on the results of these development wells. In addition, there is no market for natural gas in PNG, so our ability to sell production from our discoveries will depend upon the development of a liquefied natural gas facility in PNG. This project will require substantial amounts of financing and will take years to complete. As discussed below, we are evaluating the construction of a liquefied natural gas facility near our refinery in PNG. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction..
In 2006, activity centered around drilling the Elk-1 well in the Eastern Papua Basin, on PPL 238. The Elk-1 well was an exploration well spudded in February 2006 to test a fractured limestone target in the Elk structure. It encountered highly pressured gas from a fracture system at around 1,694 metres depth. The Elk-1 discovery well was completed in November 2006, at a total depth of 1,983 metres.
We spudded the Elk-2 well in February 2007. The Elk-2 well was the first appraisal well to help delineate the extent of the Elk structure. Elk-2 was drilled to a depth of 3,329 metres but did not flow gas at commercial rates having penetrated the reservoir below the gas-water contact.
During 2007, a seismic program was conducted with 12 lines totaling 230 kilometres acquired. Of this, 44 kilometres related to PPL 237, with the remaining 186 kilometres over PPL 238. Final processing of the 12 lines of Elk appraisal seismic was completed in December 2007.
The Elk 4/4A well was spudded in November 2007. On May 1, 2008, while drilling at 7,402 feet (2,256 metres) the well experienced a gas kick, which resulted in a flow of natural gas and natural gas liquids to the surface and a discovery in the Antelope structure. The well was completed with 4 1/2 inch tubing as a potential producer and completion work ended on August 31, 2008. On September 4, 2008, the well recorded a short term gas flow rate of 105 mmscfpd.
The Antelope 1 well was spudded on October 15, 2008. On December 31, 2008, gas was encountered at 1,748 metres in a limestone/dolomite reservoir which was flowed to surface. The well was drilled to 2,370 metres on January 7, 2009 and was logged indicating a homogenous gross reservoir of 611 metres and net reservoir of 550 metres. Average porosity over the 550 metres was 8.4% with some dolomite zones displaying over 20% porosity which may be indicative of a reef. Drill stem test 1 flowed 13.1 mmscfpd. Drilling continued to 2,710 metres, the well was logged and subsequent drill stem tests 3 and 6 were performed (DST’s 2, 4 and 5 were mechanically unsuccessful). The well was then completed with 7 inch tubing and flow tested at 382 mmscfpd.
In June, 2008, we accepted an offer of $6.5 million from Horizon Oil Limited to purchase our working interests in PRL 4 and PRL 5. The decision was made to allow us to focus our resources on the Elk/Antelope field and PPLs 236, 237 and 238. A right of first refusal to purchase hydrocarbon condensates from these licenses was retained.
In October 2008, Petromin, a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement with us to take a direct interest in the Elk/Antelope field and fund 20.5% of the costs of its development, subject to a PDL being granted within a certain timeframe. (See “Material Contracts – Investment Agreement dated October 30, 2008”) On grant of a PDL, Petromin has agreed to pay us 20.5% of all other sunk costs incurred by InterOil prior to entering into the agreement. Until the PDL
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is formed, any payment made by Petromin is to be separately held in a liability account in accordance with the provisions of the agreement. Once the PDL is formed, the conveyance of this interest to the State is able to be formalized, we are obliged to distribute the proceeds received from Petromin between the existing interest holders (InterOil, IPI holders and PNGDV) on a pro-rata basis based on the interest surrendered by each to the State. Under the licensing regulations of Papua New Guinea, the State has the right to purchase a 20.5% working interest in any hydrocarbon discovery. The State may also elect to participate in a further 2.0% working interest on behalf of the landowners of the licensed areas.
The commercialization of any resource discovered by Elk/Antelope field is uncertain at present and is not expected to prior to 2014, as the discovery is located in an area requiring construction of a pipeline and a gas liquefaction facility in order to process any gas extracted, in addition to required approvals. Due to the substantial expected infrastructure capital requirements, additional wells would be required to develop sufficient natural gas resources to feed an LNG facility. Only once economic and technical uncertainties have been resolved, will a Financial Investment Decision (FID) be able to be made to proceed with the construction of the necessary LNG plan infrastructure. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction.
In order to progress the development and commercialization of the Elk/Antelope discoveries, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline rights of way. An application for a PRL in respect of the Elk/Antelope field is being prepared in respect of an area on PPL 238 totalling 105,445 acres (42,178 hectares). Grant of this PRL would allow us to evaluate the technical and commercial feasibility of gas production from the Elk/Antelope field.
Midstream – Refining segment
During the 2006 year, we completed an optimization program at our refinery which resulted in an improvement in the production slate and in particular, an improvement in the quantity of higher value refined products as a percentage of total products produced. The program included the study of methods by which we could reduce our exposure to low margin product sales and improve the efficiency of fuel firing and power generation at the refinery. A part of this program included the acquisition and installation of a new set of three Hyundai generators, each with an output capacity of 1.5 megawatts. These new generators are powered by the low sulfur waxy residue produced at our refinery.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery until October 31, 2006, when we assumed direct operation of the refinery and terminated the Petrofac contract. This change was made so as to better control the costs and performance of the refinery.
From November 2007, the basis of calculating the IPP at which products from our refinery may be sold domestically in PNG was revised on an interim basis which more closely mirrored changes in the costs of crude feedstock than the previous pricing formula. The interim IPP formula was modified by changing the benchmark price for each refined product from ‘Singapore Posted Prices’, which is no longer being updated, to “Mean of Platts Singapore” (‘MOPS’), which is the interim benchmark price for refined products in the Asia Pacific region. Minor additional adjustments to this interim formula were made in June 2008 based on ongoing discussions with the government, with a view to finalizing a permanent replacement to the IPP formula as is required under our Project Agreement with the State (See “Material Contracts – Project Agreement”). However, the outcome of the review is uncertain and the application of the revised formula may be discontinued. See “Risk Factors”.
During 2007, we negotiated and implemented a hosting arrangement with Origin Energy LPG Limited for InterOil to store propane and butane products.
During 2008, our total throughput per day (excluding shut down days) was 22,011 bbls per operating day versus 19,713 bbls per operating day in 2007. The total number of barrels processed at our refinery for 2008 was 5.67 million as compared to 5.57 million in 2007. 2008 marked the first time that we achieved an operating profit from our refining operations for the year. In addition, during 2008 further improvements were made to the refinery such that its operational capacity has expanded from its nameplate 32,500 bblspd up to 36,500 bblspd.
In 2008 we faced significant risk that we would pay a high price for crude feedstock and because of volatility in crude oil prices, be faced with a low margin on refined products. In May 2008, we entered into short and long term hedges which helped us to manage a portion of this timing and margin risk. Our hedges netted us
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$27.8 million profit during the year with a further $18.0 million of unrealized hedging gains carried forward in our balance sheet for unsettled hedge accounted transactions as at year end. Subsequent to year end, in January 2009, these unrealized hedges were terminated and the mark-to-market gains were realized on a cash basis and will be accounted for during 2009 as the underlying transactions occur.
We fund our working capital requirements for the refinery by means of a facility provided by BNP Paribas. This facility is subject to annual review. (See “Material Contracts – Secured Revolving Crude Import Facility”) In 2008, the overall facility limit was increased by $20.0 million to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements.
Midstream – Liquefaction segment
In May 2006, we entered into a memorandum of understanding with the State for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G. The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. The joint venture is targeting a facility that will produce up to nine million tons per annum of LNG and condensates. The infrastructure contemplated includes a condensate storage and handling facility, a gas pipeline from the Elk/Antelope field, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility would be designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc., a subsidiary of InterOil, Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”) for the development of the gas liquefaction facility and associated infrastructure. Some progress has been made on a number of the key components necessary to develop the proposed LNG Project including certain engineering work.
In March 2008, Bechtel was selected to undertake the front end engineering and design (FEED) and engineering, procurement and contracting work for the proposed LNG facility.
In 2008, certain disputes arose among Merrill Lynch and the other partners to the LNG Project, including InterOil. (See “Legal Proceedings and Regulatory Actions”).
In February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Limited, acquired Merrill Lynch’s interests in the Joint Venture Company. InterOil issued 652,931 common shares valued at $11.25 million for its share of the consideration payable to Merrill Lynch in relation to the settlement. InterOil’s consideration is subject to a post closing balancing payment. As a result of this transaction, Merrill Lynch has not retained any ownership in LNG Project or in the Joint Venture Company. (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009”).
Downstream – Wholesale and Retail Distribution
In January 2006, we entered into an agreement to acquire all of Shell Papua New Guinea Limited’s retail and distribution assets in Papua New Guinea in exchange for $29.1 million. This transaction closed effective October 1, 2006, and resulted in the additions of 4 terminals, 4 depots, 17 retail sites and 14 aviation facilities to our existing downstream asset base. All of these assets now operate under the InterOil Products brand name.
In July 2006, we completed the construction of a two million liter diesel storage tank at our terminal in Wewak, East Sepik province in Papua New Guinea, to augment our storage availability. The East Sepik province has experienced substantial growth in commercial and economic activity in recent years.
In 2007, we acquired three additional aviation fuelling depots, making us the largest aviation fuel supplier in Papua New Guinea outside Port Moresby. During 2007 and 2008, we conducted a terminal and depot asset rationalization and refurbishment program. This program is substantially complete.
As of December 31st, 2008, we provided petroleum products to 51 retail service stations that operate under the InterOil brand name. Of the 51 service stations that we supply, 19 are owned by InterOil or head leased, with a sublease to company-approved operators. The other 32 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
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Financing
In 2006, InterOil undertook the following financing transactions:
•	In May 2006, InterOil entered into a secured credit bridging facility for $130.0 million provided by Merrill Lynch Capital Corporation and Clarion Finanz A.G., repayable in May 2008. The loan was fully drawn down by December 31, 2006 and was repaid in May 2009.

•	In May 2006, we repaid $25.0 million of our unsecured borrowings.

•	In May 2006, we entered into an agreement to amend the terms of the original PNGDV indirect participation agreement whereby PNGDV converted their interest into 575,575 InterOil common shares while retaining a 6.75% interest in the next four wells (the first of which was Elk-1) to be drilled by InterOil. PNGDV also retained the right to participate for up to an interest of 5.75% in the 16 wells that follow the four wells mentioned above by contributing their share of well costs.

•	In August 2006, the credit limit under the BNP Paribas working capital facility entered into in 2004 was increased to $170.0 million from $100.0 million.

•	In December 2006, we renegotiated the terms of the secured loan with OPIC (see “Material Contracts — OPIC Loan Agreement”) where the half yearly principal payment due in December 2006 and June 2007 of $4.5 million each, were deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 was deferred until September 30, 2007.
In 2007, InterOil undertook the following financing transactions:
•	In July 2007, we entered into the LNG Project Shareholders Agreement which had the effect of freezing the interest rate on the $130.0 million secured credit bridging facility entered into in May 2006, at 4% for the life of that loan.

•	In November and December 2007, we undertook a private placement of 1,078,514 common shares with institutional investors at an issue price of $23.18 per share and received net proceeds of $23.5 million,.

•	In November 2007, we issued 517,777 series A preferred shares at an issue price of $28.97. We received net proceeds of $14.3 million. In July and August 2008, all $15.0 million Series A preferred shares issued in November 2007 were converted into 517,777 common shares.

•	In December 2007, we amended our OPIC loan agreement in order to defer two installments of $4.5 million, each due on December 31, 2007, until the final year of the OPIC loan. They are now due to be repaid by January 31, 2008 and February 29, 2008 respectively.
In 2008, InterOil undertook the following financing transactions:
•	In February 2008, payment of the two installments of $4.5 million to OPIC deferred in 2007 was deferred further until the end of the OPIC loan period. They are now due to be repaid by June 30, 2015 and December 31, 2015, respectively.

•	In May 2008, we converted $60.0 million of the expiring $130.0 million bridging facility into common shares. The balance of $70.0 million was repaid on May 12, 2008 with funds raised from the issuance of $95.0 million worth of 8% subordinated convertible debentures. In July and August 2008, $15.0 million worth of the $95.0 million 8% debentures issued in May were converted into 600,000 common shares. In November, a further $1.0 million of the $95.0 million 8% debentures were converted into 41,000 common shares.

•	In August 2008, we filed a short form shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission, which enables us to provide financial flexibility for the future and issue, from time to time during the following 25 months, up to a total of $200.0 million of debt securities, common shares, preferred shares and/or warrants in one or more offerings.

•	During 2008, we negotiated increases to and the renewal of our crude working capital facility with BNP Paribas. As a result of variations in crude oil prices, a temporary increase from a total of $170 million to $220 million was required. This limit was decreased to $190 million on November 30, 2008. As of
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December 31, 2008, $109 million remained available for use under the crude working capital facility. The weighted average interest rate under the crude working capital facility was 5.11% for the year ended December 31, 2008.

•	In October 2008, we secured a Papua New Guinea 150.0 million Kina (approximately $57.5 million) combined revolving working capital facility for our wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The facilities are secured by the capital assets of the downstream business. As at December 31, 2008, the weighted average interest rate for the facilities was 7.25%. The Westpac facility has an initial term of three years and is due for renewal in August 2011. The BSP facility is renewable annually and is due for renewal in August 2009. As at December 31, we had drawn $15.4 million of the combined facility
Management Team
During 2006, 2007 and 2008, InterOil’s Board of directors and senior management changed as follows:
•	Effective July 1, 2006, Dr. Jack Hamilton was appointed President.

•	On August 3, 2006, InterOil announced that Mr. Tom Donovan, Chief Financial Officer, left us following completion of his employment agreement.

•	On August 30, 2006, InterOil announced that Mr. William Jasper III was appointed President and Chief Operating Officer. At the same time, Mr. Christian Vinson, the former Chief Operating Officer, was appointed Executive Vice President Corporate Development and Government Relations, while Dr. Jack Hamilton, the former President, was nominated by InterOil to serve as Chief Executive Officer of the recently formed PNG LNG Inc.

•	On October 1, 2006, Dr. Michael Folie retired as a director.

•	On October 26, 2006, Mr. Collin Visaggio was appointed Chief Financial Officer.

•	On December 29, 2006, Mr. Donald Hansen was appointed as an independent director and also agreed to serve as a member of the Audit, Nominating and Governance and Compensation committees.

•	On June 12, 2007, Mr. Mark Laurie was appointed as General Counsel and Corporate Secretary.

•	On October 14, 2008, Mr. Donald Hansen resigned from the Board.

•	On November 26, 2008, Mr. Roger. Lewis was appointed as an independent director and also agreed to serve as a member of the Audit, Compensation and Nominating and Governance committees.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is to establish and develop gas reserves and an LNG facility in Papua New Guinea with the produced LNG exported overseas. InterOil is aiming to pursue this strategy by:
Developing our position as a business operator in Papua New Guinea
•	Build on 14 years of engagement in Papua New Guinea

•	Maintain sound health, safety and security record

•	Continue developing good relationships with government, partners and stakeholders

•	Remain a significant employer in Papua New Guinea
Enhancing the existing refining and distribution business in Papua New Guinea
•	Continue growth in profitable market share in the region

•	Look for added value in refining production, and improved economies of scale
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•	Explore improved transport efficiencies and economics
Maximizing the value of our exploration assets
•	Seek possible early cash flows from NGLs production

•	Establish gas volumes sufficient to underpin the LNG Project

•	Introduce strategic investors through the partial sale of Elk/ Antelope field, the LNG Project and associated LNG off-take to accelerate exploration and development activities.
Building an export gas liquefaction business in Papua New Guinea
•	Finalize agreement with the State establishing the fiscal and regulatory regime applicable to the LNG Project.

•	Select and contract with strategic partners

•	Establish LNG Project’s commercial viability and structure
Positioning for long term success
•	Accelerate exploration activity to extract full value from exploration licenses

•	Undertake seismic work to identify additional exploration opportunities
DESCRIPTION OF OUR BUSINESS
Overview
Our operations are organized into four major business segments:

Segments	Operations

Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Liquefaction — Developing an onshore LNG processing facility in Papua New Guinea (the LNG Project).

Downstream	Wholesale and Retail Distribution — Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis.
As of December 31, 2008, we had 620 full-time employees in all segments, with 69 in upstream, 138 in midstream, 348 in downstream and 65 in corporate.
UPSTREAM — EXPLORATION AND PRODUCTION
Description of Properties
As at December 31, 2008 we had interests in four PPLs in Papua New Guinea covering approximately 8.7 million gross acres, of which approximately 8.0 million net acres were operated by InterOil. PPLs 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. All of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore Papua New Guinea in the Gulf of Papua.
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The following table summarizes our interests and the details of exploration wells that have been drilled on acreage currently held by InterOil as at December 31, 2008:

			InterOil Working	Acreage	Acreage
License	Location	Operator	Interest	Gross	Net
PPL 236	Onshore	InterOil	100.00%	2,244,449	2,244,449
PPL 237	Onshore	InterOil	100.00%	1,618,534	1,618,534
PPL 238	Onshore	InterOil	100.00%	4,168,651	4,168,651
PPL 244	Offshore	Talisman	15.00%	675,400	101,310
			Total	8,707,034	8,132,944
Operated License Commitments, Terms, Expiry and Re-Application
The primary six year terms of our operated exploration licenses expired in March 2009. Under the relevant legislation in Papua New Guinea, a licensee is permitted to apply for a second exploration term for a further five year period, but is required to relinquish 50% of the acreage granted under the primary term. Subsequent to year end, in March, 2009, all three licenses were renewed in respect of what we considered the most prospective 50% of the license acreage. With the Elk/Antelope discoveries lying primarily within PPL 238, our expenditures on that license exceeded the license commitment under the primary term. On each of the other two licenses, PPL 236 and 237, we were granted a deferred commitment into the second term. As a result of the relinquishments made upon the renewals, our operated exploration licenses now cover an area totaling 4,015,817 acres, including 105,445 acres in the Elk/Antelope field.
With the approval of our extension applications subsequent to year end, the exploration acreage for the three renewed PPLs has been reduced as follows:

		Second Term
License	Initial Acreage	Acreage (50%)
PPL 236	2,244,449	1,122,224
PPL 237	1,618,534	809,267
PPL 238	4,168,651	2,084,326
Total	8,031,634	4,015,817
The PPL license renewals also require that we make further commitments on spending within those license areas during the license term. Set out below are the applicable commitments based on the approved renewals in March 2008:

	License
	Issued for		Commitment	Commitment	Total License
	second	Second	Years 1 - 2	Years 3 - 5	Commitment	License
License	term in	Term	(US $ Millions)	(US $ Millions)	(US $ Millions)	Expiry
PPL 236	March 2009	5 years	$5.0	$10.0	$15.0	March 2014
PPL 237	March 2009	5 years	$14.0	$34.0	$48.0	March 2014
PPL 238	March 2009	5 years	$2.0	$30.0	$32.0	March 2014
		Totals	$21.0	$74.0	$95.0
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Petroleum License Details
Net Working Interests on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)
The operated exploration licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are 100% owned by InterOil, subject to investor elections to earn a working interest in any discoveries under our various indirect participation interest agreements. The State also has the right to acquire a 22.5% interest in any PDL, by contributing its share of exploration and development costs. The table below sets forth the potential dilution of existing working interests in a discovery in the event that the State exercises its right to acquire its allocated interest in a discovery.

		With State
Participant	Working interests *	participation
InterOil Corporation	71.825%	55.67%
IPWI Investors	21.425%	16.60%
PNGDV	6.75%	5.23%
State	0.00%	22.50%
Total	100.00%	100.00%

*	These interests assume all existing partners as at December 31, 2008 elect to participate.
Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPLs 238 and 237, where the Elk/Antelope field is located.
On October 30, 2008, Petromin, a government entity mandated to invest in resource projects on behalf of the State, entered into an agreement to take a 20.5% direct interest in the Elk/Antelope field. If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk/Antelope field. The State’s right to invest arises upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe, or if the State does not designate Petromin to hold its interest at that time. In the event the PDL is not granted for the Elk/Antelope field, Petromin will be issued InterOil common shares. We expect the PDL to be granted in due course and that no shares will be issued to Petromin.
Petroleum Prospecting License 236
We have a 100% working interest in PPL 236, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it has limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries. We conducted a ground geological survey over this license area in the fourth quarter of 2008.
Petroleum Prospecting License 237
We have a 100% working interest in PPL 237, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license. In 2007, 28 miles (44 kilometres) of the 144 mile (230 kilometres) Elk appraisal 2D seismic program were acquired over PPL 237. Our current geological interpretation indicates that a portion of the Elk/Antelope field lies on PPL 237, and the Antelope-2 well location, currently under construction is located in this license area. This well would satisfy our obligation to drill a well on PPL 237 in the first year of the second term of the PPL 237 license.
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Petroleum Prospecting License 238
We have a 100% working interest in PPL 238, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. We have drilled a total of seven wells on this license of which Elk 1, Elk 4A and Antelope-1 have been gas/condensate discovery wells. On March 2, 2009 a short term surface flow test of Antelope-1 was conducted resulting in an estimated 382 mmscfpd of gas and associated condensate of approximately 5,000 bblpd. This well encountered a dolomitized reef and penetrated approximately 2,000 feet of reservoir with matrix porosity averaging around 8%. On November 28, 2008, we applied for a Declaration of Location over our discovery block and an additional 8 blocks in the license that comprised the Elk/Antelope field and a development corridor. The declaration of location is a necessary pre-condition to the application for a PRL or a PDL and was granted in March 2009.
Petroleum Prospecting License 244
We have a 15% working interest in PPL 244. Talisman Oil Limited is the operator of this license. This license was granted on February 25, 2005 for a six year term ending February 25, 2011. This license is located offshore in the Gulf of Papua and the operator is applying for State approval for a deferral of the 2009 well commitment.
Petroleum Development License (“PDL”)
In order to progress the development and commercialization of the Elk/Antelope discoveries, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline rights of way. We expect to submit an application covering five graticular blocks in PPL238 identified on government maps as blocks 2606, 2678, 2679, 2751 and 2823.
The State’s Department of Petroleum and Energy (“DPE”) will review any PDL application and an initial development plan and consider awarding a PDL. Should the PDL be issued, the acreage is held, subject to periodic review. It is at this stage that the State interest would be novated on the Papua New Guinea Petroleum register as a partner on the license, if the State opts to take up such interest.
Indirect Participation Agreements
On December 31, 2008, two groups of investors held the right to participate in up to a 28.175% working interest in the Elk/Antelope field, by paying their share of all testing, completion, appraisal well and subsequent field infrastructure costs under certain participation agreements. Our current interest in the Elk/Antelope field is therefore 71.825%.
In May 2003, we entered into an indirect participation agreement with PNGDV. In May 2006, we entered into a further agreement to amend the terms of the original PNGDV indirect participation agreement under which PNGDV converted its interest into 575,575 InterOil common shares while retaining a 6.75% interest in the next four wells (the first of which was Elk-1) to be drilled by us. PNGDV also retained the right to participate for up to an interest of 5.75% in the 16 wells that follow the next four wells by contributing their share of well costs.
In February 2005, we entered into an IPI agreement with institutional accredited investors (IPI holders) pursuant to which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and 238.
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor who converted all of its then existing interest into common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2008 we have drilled less than 9 exploration wells. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
For further details on these Indirect Participation Agreements, refer to the “Material Contracts” section of this AIF.
If a PDL is granted, investors in our indirect participation interest programs have the right to become working interest owners in the PDL. In order to maintain their right to earn revenues from the field, the investors are required to continue to fund their share of ongoing appraisal drilling and all subsequent capital expenditures which may be required to bring the field into production.
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MIDSTREAM — REFINING
Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Under our 30 year agreement with the State which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an IPP. (See under the heading “Marketing” below for a further discussion of IPP). Our refinery’s production capacity is more than sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea. However, during 2008, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea in contravention of our rights under our agreement with the State. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. Low sulfur waxy residue can be and is being sold as fuel and is valued by more complex refineries as cracker feedstock.
Facilities and Major Subcontractors
Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 metres) and has been designed to accommodate 12,000 to 130,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 22,000 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstock and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Limited, which is an ISO 9000 quality management system accredited company. The laboratory received Australian National Association of Testing Authorities (“NATA”) accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited for the supply of crude feedstock to our refinery. This agreement continues until June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstock for our refinery. We are currently reviewing these arrangements and other options for sources of supply after expiration of this contract. We do not expect that the expiration of this contract will adversely affect our ability to obtain crude feedstock for the refinery.
Marketing
Papua New Guinea is our principal market for the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the State, the State has agreed to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, (and from any refinery which may be constructed in Papua New Guinea), at an Import Parity Price or IPP. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The basis of calculating IPP was revised in November 2007 on an interim basis which more closely mirrored changes in the costs of crude feedstock than the previous pricing formula. The interim IPP formula was modified by changing the benchmark price for each refined product from ‘Singapore Posted Prices’, which is no longer being updated, to “Mean of Platts Singapore” (‘MOPS’) which is the interim benchmark price for refined products in the Asia Pacific region. Minor adjustments to this interim formula were made in
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June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula.
The major export product from our refinery is naphtha, which was sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expired in September 2008. A new 12 month term contract was signed with Sojitz Corporation for sales of export Naphtha from October 1, 2008 to September 30, 2009. During 2008, there were six export cargoes of naphtha averaging approximately 172,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline or middle distillates in 2007 or 2008 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other Pacific Island markets where our products meet existing quality specifications.
Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines.
Until the conversion of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of LPG. With the installation of the low sulfur waxy residue firing generators, heaters and boilers, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are now a net producer of LPG.
Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners for use as feedstock. Therefore, there is significant competition to secure cargoes of these crude types. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.
We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the IPP structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading “Marketing” above. We do not envision any new entrants into the refining business within Papua New Guinea under the current market conditions. However, domestic distributors did not source all of their requirements from the refinery during 2008 and a volume of competing finished product is currently being imported, contrary to our rights under our Project Agreement with the State. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large cargo sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Customers
Domestically in Papua New Guinea we sell Jet A-1 fuel, diesel, gasoline and small parcels of gases and low sulfur waxy residue to all domestic distributors. Our main domestic customer is InterOil Products Limited, however we also distribute fuel products to Niugini Oil Company (NOC) and Exxon Mobil, with gases sold to Origin PNG.
Our major exports are naphtha and low sulfur waxy residue. Previously we sold all naphtha exports under a term contract which expired in September 2008 to Shell. Since September 2008, all sales of naphtha have been under our 12 month term contract with Sojitz Corporation. Sales of export low sulfur waxy residue were also under a term contract with Shell International Eastern Trading Company which expired in December 2008. We have not renewed the term contracts for sales of low sulfur waxy residue and are selling in the spot market.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstock are volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.
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Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products takes place after the crude feedstock is discharged and processed. This timing difference impacts upon the cost of our crude feedstock and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments to reduce or hedge the risks of changes in the relative prices of our crude feedstock and refined products. These derivatives, which we use to manage our price risk, effectively enable us to manage the refinery margin. However, this means that if the difference between our sales price of the refined products and our acquisition price of crude feedstock expands or increases, then the benefits are limited to the margin range we have established. We refer to this risk as timing and margin risk.
The derivative instrument which we generally use is the over-the-counter swap. Swap transactions are executed between the counterparties in the derivatives swaps market. It is commonplace among major refiners and trading companies in Asia Pacific to use derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to manage margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.
The high volatility of crude prices in 2008 meant that we faced significant timing and margin risk on our crude cargos during the year. During May 2008 we entered into short and long term hedges which helped us to manage significant portion of this timing and margin risk. Our hedges netted us $27.8 million profit during the year with a further $18.0 million of unrealized hedging gains carried forward in our balance sheet for unsettled hedge accounted transactions as at year end. Subsequent to year end, in January 2009, these unrealized hedges were terminated and the mark-to-market gains will be realized during 2009 as the underlying transactions occur.
MIDSTREAM — LIQUEFACTION
During 2006, InterOil proposed a project for the potential construction of an LNG plant that would be built adjacent to our refinery. The project targets a facility that would produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility is being designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the other parties to the shareholders’ agreement. This shareholders agreement established the Joint Venture Company as the basis for participation in and furtherance of the LNG Project between the parties and the joint venture company as the vehicle for this.
As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two were owned by Merrill Lynch Commodities (Europe) Limited, and one is owned by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority Board resolution.
We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of our contribution to the LNG Project. Our contribution to the Joint Venture Company included, among other things, infrastructure developed by us near the proposed LNG plant site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other joint venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As of December 31, 2008, InterOil held 82.15% of the B class or economic shareholding in the Joint Venture Company.
A total of $40.0 million has been provided to fund cash costs incurred through Front End Engineering and Design (“FEED”) phase until the Final Investment Decision (“FID”) milestone is achieved. The shareholders’ agreement provides that the FID recommendation is to be approved when all of the joint venture partners agree that each and all of the following steps have been completed.
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(i)	conclusion of FEED for certain (phase 1) facilities;

(ii)	execution of the major project contracts;

(iii)	approval of the construction plan and budget;

(iv)	approval of the financing plan; and

(v)	receipt of each material governmental approval required for the project.
Progress has been made on a number of the key components necessary to develop the proposed LNG project. During 2008, we continued our negotiations with the State for a definitive project agreement providing certain authorizations for the project and establishing the fiscal regime applicable to it. If and when State approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully finance or construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.
In 2008, certain disputes arose among Merrill Lynch and the other partners to the LNG Project, including InterOil. (See “Legal Proceedings and Regulatory Actions").
On February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd acquired of Merrill Lynch’s interests in the Joint Venture Company in equal shares. InterOil issued 652,931 common shares valued at $11.25 million for its share of the consideration paid to Merrill Lynch in relation to the settlement. InterOil’s consideration is subject to a post closing balancing payment. As a result of this transaction, Merrill Lynch has not retained any ownership in LNG Project or in the Joint Venture Company. (See “Material Contracts — Share Purchase and Sale and Settlement Agreement dated February 27, 2009")
DOWNSTREAM — WHOLESALE AND RETAIL DISTRIBUTION
We have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers. As of December 31, 2008, we believe we supplied approximately 77% of Papua New Guinea’s total refined petroleum product needs.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants, such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery. We import the commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.
We deliver refined products from our refinery to two tankers. These tankers deliver the refined products to distribution terminals and depots, including those owned by us. We do not own these tankers but rather lease them on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants and customers in Papua New Guinea. Our inland depots are supplied by road tankers which are owned and operated by third party independent transport operators.
Our terminal and depot network distributes refined petroleum products to retail service stations and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets. We pass transportation costs through to our customers.
Retail Distribution
As of December 31, 2008, we provided petroleum products to 51 retail service stations operating under the InterOil brand name. Of the 51 service stations that we supply, 19 are either owned by or head leased to us with a sublease to company-approved operators. The remaining 32 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.
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Wholesale Distribution
We also supply petroleum products as a wholesaler to commercial clients. We operate 12 aviation refueling stations throughout Papua New Guinea. In 2007, we acquired three additional aviation fuelling depots, making us the largest aviation supplier in PNG outside the main center, Port Moresby.
We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2008 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.
Competition
Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We have been able to obtain refined products for our distribution business at competitive prices to date. We also believe that our commitment to the distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have exited the Papua New Guinea fuel distribution market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could if they decided to do so, expand much more rapidly in this market than we can.
Customers
We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited (“OTML”) in Papua New Guinea pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery. At present, no contract is in place with OTML with the previous contract having expired in December 2008. Agreement has been reached in principle for a twelve month extension to the previous supply arrangements. We are also exploring our assuming management of all OTML’s fuel needs.
INTEROIL RESOURCES
We currently have no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.
The Elk/Antelope gas condensate field, located in Papua New Guinea, is reservoired in a composite trap comprising structural and stratigraphic elements consisting of a Late Oligocene to Late Miocene limestone and carbonate. The Elk block overlies the northern end of the Antelope block and comprises a tectonic wedge, or over thrust, of highly fractured deep water limestone and has been penetrated by the Elk-1 and Elk-2 wells. The Antelope structural block penetrated by the Antelope-1 well consists of a dominantly shallow water reef/platform complex with a dolomite cap with well developed secondary porosity and permeability.
An evaluation of the potential resources of gas and condensate for the Elk/Antelope field (see "Description Of Our Business”) has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2008. The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Additional data from the drilling of the Antelope 1 well has been obtained since December 31, 2008 which may impact the resource volumes stated above.
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Gross Resource Estimate for Gas and Condensate

	Case
As at December 31, 2008	Low	Best	High
Contingent Gas Resources (Tcf)	2.32	3.43	4.73
Contingent Condensate Resources (MMBbls)	36.7	59.3	87.9
Contingent Resources MMBOE	423.4	631.0	876.2
Resource Estimate for Gas and Condensate — Net to InterOil*

	Case
As at December 31, 2008	Low	Best	High
Contingent Gas Resources (Tcf)	1.3	1.9	2.6
Contingent Condensate Resources (MMBbls)	20.4	33.0	48.9
Contingent Resources MMBOE	235.7	351.3	487.8

*	55.67% Working Interest assumes all IPWI Investors and the State elect to fully participate after a Production Development License has been granted.
In relation to the tables above, the “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. Marketable gas estimates exclude CO2, shrinkage and gas used for fuel.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development. There is no certainty that it will be commercially viable to produce any portion of the resources. These resource estimates are not classified as reserves primarily due to lack of marketing infrastructure, further project application, facility and reservoir design work. There is no guarantee that all or any part of the estimated resources will be recovered. Although a final project has not yet been sanctioned, pre — Front End Engineering and Design (FEED) studies are ongoing for LNG and condensate stripping operations as options for monetization of the gas and condensate. The proposed LNG plant will consist of a 220 mile pipeline from the Elk/Antelope field to the plant which is to be located adjacent to the InterOil refinery near Port Moresby. An export terminal will also be constructed at the LNG plant. However, commerciality of any monetization project has not been implemented for the purposes of deriving the resource estimates.
The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.
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THE ENVIRONMENT AND COMMUNITY RELATIONS
Environmental Protection
Our operations in Papua New Guinea are subject to an environmental law regime which provides for laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.
These environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).
The Environment Act 2000 is the single most significant legislation affecting our operations. This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.
Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations, as has been the case during 2008. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.
We have outstanding loans with OPIC, an agency of the United States Government. OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC’s judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country. For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards. OPIC systematically monitors compliance with environmental representations and non-compliance may constitute a default under loan agreements.
More stringent laws and regulations relating to climate change and greenhouse gases may be adopted in the future and could cause us to incur material expenses in complying with them. Regulatory initiatives could adversely affect the marketability of the refined products we produce and any oil and natural gas we may produce in the future. The impact of such future programs cannot be predicted, but we do note expect our operations to be affected any differently than other similarly situated domestic competitors.
Environmental and Social Policies
We have not adopted any specific social or environmental policies that are fundamental to our operations. However, we are committed to working closely with the communities we operate in and to complying with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.
We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account. In relation to our midstream business, the department has developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery. In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks. These include land owner identification studies, social mapping management, local recruitment, liaising with landowners, recording compensation payments
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to land owners and assisting in the provision of health and medical services in the areas in which our exploration activities are conducted. Generally, the department works closely with government, landowners and the community in order to ensure that all our activities have a minimum environmental impact and to at least maintain, and generally improve, the quality of life of the people inhabiting the areas in which we work.
RISK FACTORS
Our financial results are subject to numerous risks and uncertainties, some of which are described below. The risks and uncertainties described below are not the only risks facing us. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially adversely affected.
We may not be successful in our exploration for oil and gas.
As of December 31, 2008, we had drilled eight exploration wells and four appraisal wells since the inception of our exploration program in our PPLs. Of these, we consider two exploration wells and one appraisal well have been successful. We plan to drill additional wells in Papua New Guinea during the coming years in line with our commitments under our PPLs. We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells. Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives. The lack of this data makes our exploration activities more risky than would be the case if such information were readily available.
Our exploration and development plans may be curtailed, delayed or cancelled as a result of a lack of adequate capital and other factors, such as weather, compliance with governmental regulations, price controls, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects. We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change. We cannot assure you that our exploration activities have or will result in the discovery of any reserves. In addition, the costs of exploration and development may materially exceed initial estimates.
Oil and gas prices have recently declined substantially. If there is a sustained economic downturn or recession in the PNG or globally, oil and natural gas prices may continue to fall and may become and remain depressed for a long period of time, which may adversely affect our results of operations.
Many economists are predicting that this current global economic crisis or recession will be long lasting. The reduced economic activity associated with an economic crisis or recession may substantially reduce the demand for oil and natural gas and refined products, which could reduce our ability to finance our exploration activities and LNG facility, and adversely affect the results of operations in our midstream and downstream businesses.
We may not be successful in our negotiations with the State with respect to revising the price for which we sell refined product in Papua New Guinea, which, if not revised, may reduce our profit and cause us to cease operating the refinery.
Under our agreement with the State, refined products produced by us are required to be sold at a defined import parity price in order for domestic distributors in PNG to be required to source their fuel needs from our refinery. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported, which price is set monthly. We are negotiating changes to how the IPP is set with the State.
In contrast, we are purchasing our crude at a fluctuating spot market price. Thus, a primary reason for the renegotiation of the project agreement with the State is to establish a new pricing mechanism that will correlate more closely with the daily movements in the price of refined products and therefore the price of crude. In the event that such pricing mechanism is not renegotiated to be based on a market price marker recognized by the petroleum industry, then there is a possibility that such continuing misalignment between the IPP for our products and the fluctuating market price of our supply may reduce our profit and cause us to cease operating the refinery.
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Our refinery’s financial condition may be materially adversely affected if we are unable to obtain crude feedstocks at economic rates for our refinery.
Our project agreement requires the State to take action to ensure that domestic crude oil producers sell us their Papua New Guinea domestic crude production for use in our refinery and that refined products for domestic Papua New Guinea use will be purchased from us by distributors at the IPP. While we have a number of possible sources we employ for crude supply, our agreement with BP currently provides for the delivery of crude feedstock. The BP agreement expires on June 14, 2009 and we are exploring the potential for its extension or replacement. We cannot assure you that we will continue to be able to source adequate feedstock for our refinery.
Various crude oils that are suitable for use as refinery feedstock are available in the nearby region. However, our access to oil sourced from farther outside Papua New Guinea may be more limited. In addition, the increased cost, if any, of oil from outside Papua New Guinea may reduce our gross profit margins and negate the operational benefits of using such oil. We can provide no assurances that we will be able to obtain all of the oil needed to operate our refinery or that we will be able to obtain the crude feedstocks that allow us to operate our refinery at profitable levels.
Our inability to generate sufficient cash flow to pay off or refinance our indebtedness with near-term maturities could have a material adverse effect on our financial condition.
We cannot assure that our business will generate cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our maturing indebtedness as it falls due. As a result, we may need to refinance all or a portion of the debt, or to secure new financing before maturity. This, to some extent, is subject to general economic, financial, legislative and regulatory factors and other factors that are beyond our control. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all.
Our debt levels and debt covenants may limit our future flexibility in obtaining additional financing.
As of December 31, 2008, we had $53.5 million in long-term debt with OPIC which matures in 2014, together with principal repayments due during 2009 totalling $9 million. We also had on issue Debentures totaling $78.975 million which mature in 2013. The level of our indebtedness will have important effects on our future operations, including:
•	A portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

•	Our loan agreements and facilities contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

•	Our ability to obtain additional financing for capital expenditures and other purposes may be limited.
We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, our proposed liquefaction facility and other infrastructure associated with the proposed LNG Project, refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. If we are unable to obtain debt or equity financing because of lower refining margins, lower oil or gas prices, delays, operating difficulties, construction costs, lack of drilling success, the global financial and credit market crisis or other reasons we may not have the ability to expend the capital necessary to undertake or complete future drilling programs and to make other needed capital expenditures. We also intend to make offers to acquire oil and gas properties and distribution assets in the ordinary course of our business. If these offers are accepted, our capital needs may increase substantially. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.
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We depend upon access to the capital markets to fund our growth strategy. Currently, the capital and credit markets are experiencing an unprecedented disruption which, if it continues for an extended period of time, will adversely affect our growth strategy.
As a result of this weakened global economic situation, we, along with all other oil and gas entities, may have restricted access to capital, bank debt and equity, and may also face increased borrowing costs. Although our business and asset base have not declined, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future capital expenditures will be financed out of funds generated from operations, borrowings and possible future equity or asset sales, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and our assets and securities in particular.
To the extent that external sources of capital become limited or unavailable or available only on onerous terms, our ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.
Based on current funds available and expected funds generated from operations, we believe we have sufficient funds available to fund our refining and distribution business operations in the normal course, but not the development of our exploration assets and the LNG project, both of which would require significant capital. However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, if we incur major unanticipated expenses related to development or maintenance of our existing properties or if any of our existing facilities were unable to be renewed, we may be required to seek additional capital to maintain its capital expenditures at planned levels in relation to our operating, refining and distribution businesses as well. Significant capital will be required in order to fund additional exploration and development of the Elk/Antelope field and would be required to develop the LNG Project. Failure to obtain any financing necessary for our capital expenditure plans will likely result in delays in these activities.
Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Certain of our borrowings are at variable rates of interest and expose us to interest rate risk and we may in the future borrow additional money at variable rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income would decrease. A 1% change in interest rates would result in a $0.3 million change in our annual interest expense.
The exploration and production, the refining and the distribution businesses are competitive.
We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products. A number of our competitors have materially greater financial and other resources than we possess. Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.
In our exploration and production business, we will compete for the purchase of licenses from the government of Papua New Guinea and the purchase of leases from other oil and gas companies. Factors that affect our ability to compete in the marketplace include:
✓	Our access to the capital necessary to drill wells and acquire properties;

✓	Our ability to acquire and analyze seismic, geological and other information relating to a property;

✓	Our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

✓	The development of, and our ability to access, transportation systems to bring future production to the market, and the costs of such transportation systems;

✓	The standards we establish for the minimum projected return on an investment of our capital; and

✓	The availability of alternate fuel sources.
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We will also compete with other oil and gas companies in Papua New Guinea for the labor and equipment needed to carry out our exploration operations. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating in the oil and gas business for a much longer time than we have and have demonstrated the ability to operate through industry cycles.
In our refining business, we compete with several companies for available supplies of crude oil and other feed stocks and for outlets for our refined products. Many of our competitors obtain a significant portion of their feed stocks from company-owned production, which may enable them to obtain feed stocks at a lower cost. The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined products. Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins. We cannot be certain that we will be able to implement new technologies in a timely basis or at a cost that is acceptable to us.
Our hedging activities may result in losses.
To reduce the risks of changes in the relative prices of our crude feed stocks and refined products, we may enter into hedging arrangements. Hedging arrangements would expose us to risk of financial loss in some circumstances, including the following:
•	If the amount of refined products produced is less than expected or is not produced or sold during the planned time period;

•	If the other party to the hedging contract defaults on its contract obligations, which risk has increased with the global financial and credit market crisis; or

•	If there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
In addition, these hedging arrangements may limit the benefit we would receive from increases in the price of our refined products relative to the prices for our crude feed stocks.
While we believe our hedge counterparties to be strong and creditworthy counterparties, current disruptions occurring in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the hedging contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions.
There are inherent limitations in all control systems, and misstatements due to error that could seriously harm our business may occur and not be detected.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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A control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our results of operations and financial condition may be adversely affected by changes in currency exchange rates.
Our results of operations and financial condition may be affected by currency exchange rates. Exchange rates may fluctuate widely in response to international political conditions, general economic conditions and other factors beyond our control. While our oil sales are denominated in the Papua New Guinean currency, kina (“PGK”), portions of our operating costs, with respect to the purchase of crude and other imported products, and our indebtedness are denominated in US dollars. A strengthening of the US dollar versus the PGK may have the effect of increasing operating costs while a weakening of the US dollar verses the PGK may reduce operating costs. In addition, since our indebtedness needs to be paid in US dollars, a strengthening of the US dollar versus the PGK may negatively impact our ability to service our US-dollar denominated debt. Moreover, we may have additional exposure to currency exchange risk since we may not be able to convert our PGK-based revenue cash flow in a timely manner in order to meet our US-dollar denominated debt obligations.
Our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price.
Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price. It is also very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, and replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train, and retain employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.
Shortages or unavailability of drilling rigs, oilfield equipment, and other oilfield exploration services could have a material adverse affect on our results of operations.
The demand for qualified and experienced companies to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the gas and oil industry can fluctuate significantly, often in correlation with gas and oil prices, causing possible shortages. Demand for rigs and equipment may increase along with the number of wells being drilled. Shortages combined with increased demand also may cause significant increases in costs for equipment, services and related personnel. Generally, higher gas and oil prices also stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. Moreover, due to the limited supply of drilling rigs, oilfield equipment and other oilfield exploration services in Papua New Guinea, we may have difficulty obtaining additional drilling rigs and other oilfield exploration services. Any shortages or price increases could have a material adverse affect on our profit margin, cash flow and operating results or restrict our ability to drill wells and conduct ordinary operations.
Our ability to develop our planned LNG facility is contingent on our ability to obtain significant funding.
Our share of additional equity contribution for the construction of a LNG facility will be significant in order to maintain our existing ownership interest in the joint venture and amount to hundreds of millions of dollars. Our existing cost estimates are subject to change due to such items as cost overruns, change orders, delays in construction, increased material costs, escalation of labor costs, and increased spending to maintain the construction schedule.
To fund this development project, we will need to pursue a variety of sources of funding besides those that we currently have committed or planned, such as financing at the project level. Our ability to obtain such significant funding will depend, in part, on factors beyond our control, such as the status of capital and
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industry markets at the time financing is sought and such markets’ view of our industry and prospects at such time. Accordingly, we may not be able to obtain financing on terms that are acceptable to us, if at all, even if our development project is otherwise proceeding on schedule. In addition, our ability to obtain some types of financing may be dependent upon our ability to obtain other types of financing. For example, project-level debt financing is typically contingent upon a significant equity capital contribution from the project sponsor. As a result, even if we are able to identify potential project-level lenders, we may have to obtain another form of external financing for us to fund an equity capital contribution to the project subsidiary. A failure to obtain financing at any point in the development process could cause us to delay or fail to complete our business plan for our LNG facility.
Even if we obtain sufficient funding for our LNG terminal, we may not be able to timely construct and commission our LNG terminal.
We may not complete construction of our LNG terminal in a timely manner, or at all, due to numerous factors, some of which are beyond our control. Factors that could adversely affect our planned construction include, but are not limited to, the following:
•	failure by contractors to fulfill their obligations under construction contracts, or disagreements with them over contractual obligations;

•	our failure to enter into satisfactory agreements with contractors for the construction of the LNG terminal;

•	shortages of materials or delays in delivery of materials;

•	cost overruns and difficulty in obtaining sufficient financing to pay for such additional costs;

•	difficulties or delays in obtaining gas for commissioning activities necessary to achieve commercial operability of the LNG terminal;

•	failure to obtain all required governmental and third-party permits, licenses and approvals for the construction and operation of the LNG facility;

•	weather conditions and other catastrophes;

•	difficulties in obtaining a proper workforce for construction purposes, increased labor costs and potential labor disputes;

•	resistance in the local and global community to the development of an LNG facility due to safety, environmental or security concerns; and

•	local economic and infrastructure conditions.
Our inability to timely complete (or complete at all) our LNG terminal may prevent us in part or in whole from commencing operations. Thus, as a result, we may not receive any anticipated cash flow from the LNG terminal on time or at all.
If our refining margins do not meet our expectations, we may be required to write down the value of our refinery.
The determination of our refinery’s fair market value is highly dependent upon the difference between the sale price we receive for refined products that we produce and the cost of the crude feed stocks used to produce those refined products. This difference is commonly referred to as refining margin. The optimization work performed at our refinery has improved its operating efficiency. However, volatile market conditions beyond our control could cause our refining margins and resulting cash flows to fall below expectations for extended periods, should this occur we will be required to write down the carrying value of our refinery on our balance sheet. Any significant write down of the value of our refinery could result in our failure to meet the financial covenants under our outstanding loan agreements.
The prices we receive for the refined products we produce and sell are likely to continue to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control. These factors include, but are not limited to, the condition of the worldwide economy and the demand for and supply of oil, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, and the availability of alternate fuel sources. Oil and gas markets are both seasonal and cyclical. The prices for oil will affect:
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•	Our revenues, cash flows and earnings;

•	Our ability to attract capital to finance our operations, and the cost of such capital;

•	The value of our oil properties;

•	The profit or loss we incur in refining petroleum products; and

•	The profit or loss we incur in exploring for and developing reserves.
Our refinery has not operated at full capacity for an extended period of time and our profitability may be materially negatively affected if it is not able to do so.
Our refinery did not operate at full capacity during 2008. In addition, our ability to operate our refinery at its rated capacity must be considered in light of the risks inherent in the operation of, and the difficulties, costs, complications and delays we face as the operator of, a relatively small refinery. These risks include, without limitation, shortages and delays in the delivery of crude feedstocks or equipment; contractual disagreements; labor shortages or disruptions; difficulties marketing our refined products; political events; accidents; and unforeseen engineering, design or environmental problems. If these risks prevent us from operating at full capacity in the future, our profitability may be negatively affected.
We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited (OTML) in Papua New Guinea pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery. At present, no contract is in place with OTML with the previous contract having expired in December 2008. Agreement has been reached in principle for a twelve month extension to the previous supply arrangements.
If we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected.
The project agreement with the government of Papua New Guinea gives us certain rights to supply the domestic market in Papua New Guinea with our refined products. However, not all domestic demand was sourced from our refinery during 2008 as some competing product has been imported and sold in Papua New Guinea in contravention of our rights.
Our refinery is rated to process up to 32,500 barrels of oil per day and is proven to be able to process up to 36,500 barrels of oil per day. We are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 18,000 barrels of crude feedstock a day. We are currently operating the refinery at less than full capacity due to an inability to profitably export our refined products and to the incidence of competing imports of finished products. Therefore, in order to process these additional barrels of crude feedstock, we must identify markets into which we can sell our products profitably. The operating margins currently needed for our refinery to sell refined products profitably and the cost and availability of obtaining tankers to export our refined products limit our ability to export our refined products from Papua New Guinea. In addition, under our current refinery configuration we are unable to export diesel and gasoline to Australia due to recent changes in Australia’s regulations regarding permitted sulfur and benzene content that our refined products currently do not meet.
In addition, our project agreement provides that if there is more than one refinery operating in Papua New Guinea during the term of the project agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.
Our refining operations expose us to risks, not all of which are insured.
Our refining operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of crude oil and refined products. In addition, our refining operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions. As protection against operating hazards, we maintain insurance coverage against some, but not
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all of such potential losses. We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. In addition, losses may exceed coverage limits. As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.
Weather and unforeseen operating hazards may adversely impact our operating activities.
Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, equipment failures including damages to our wharf facilities, pollution, and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis, cyclones and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions. Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.
Our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.
Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Political conditions have at times been unstable in Papua New Guinea. We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations. We believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government. Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control. There can be no assurance that we have adequate protection against any or all of the risks described above.
In addition, if a dispute arises with respect to our Papua New Guinea operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.
The implementation of new Papua New Guinean laws may have a material adverse effect on our operations and financial condition.
Our operations require licenses and permits from various governmental authorities to drill wells, operate the refinery and market our refined products. We believe that we hold all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain our continued operations. Moreover, it is possible that new laws may be enacted in Papua New Guinea (such as a limitation on foreign ownership of local assets) that may have a material adverse effect on our operations and financial condition.
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Title to certain of our properties may be defective or challenged by third party landowner claims.
While we believe that we have satisfactory title to our properties, some risk exists that title to certain properties may be defective or subject to challenge. In particular, our properties in Papua New Guinea could be subject to native title or traditional landowner claims, which may deprive us of some of our property rights that consequently may have a material adverse effect on our exploration and drilling operations and our development projects.
Compliance with and changes in environmental laws could adversely affect our performance.
We are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics and composition of gasoline and diesel fuels. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future. In addition, any major upgrades to our refinery could require material additional expenditures to comply with environmental laws and regulations.
We are a party to lawsuits and other proceedings in which we may not be successful.
We are a party to lawsuits and other proceedings that arise in the course of our business. There is a risk that we are not successful with respect to the legal actions to which we are a party which could have a material adverse effect on our consolidated financial position, results of operations or cash flows.
You may be unable to enforce your legal rights against us.
We are a Yukon Territory, Canada corporation. Substantially all of our assets are located outside of Canada and the United States. It may be difficult for investors to enforce, outside of Canada and the United States, judgments against us that are obtained in Canada or the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of Canada and the United States. In addition, many of our directors and officers are nationals or residents of countries outside of Canada and the United States, and all, or a substantial portion of, the assets of such persons are located outside of Canada and the United States. As a result, it may be difficult for investors to affect service of process within Canada or the United States upon such persons or to enforce judgments against them obtained in Canadian or United States courts, including judgments predicated upon the civil liability provisions of the securities laws of Canada or the United States.
The enactment of legislation responsive to the Kyoto Protocol or similar global governmental initiatives to regulate emissions of greenhouse gases could result in a reduction in demand for fossil fuels that may reduce demand for our products in the global markets and thus negatively impact our financial condition.
Recent studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. More than 160 nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases. The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions, such as those adopted by the European Union, could affect the global demand for fossil fuels. If the Kyoto Protocol or other comprehensive legislation focused on reducing greenhouse gas emissions is enacted by Papua New Guinea or countries in which we desire to operate, it could have the effect of adversely affecting our operations and the demand for our products, consequently reducing our revenues and profitability.
The price of our Common Shares has been volatile.
The market price of the Common Shares has been, and is likely to continue to be, volatile and subject to wide fluctuations. From February 1, 2008 through February 26, 2009, the highest sales price of the Common Shares on the NYSE Amex has been U.S. $41.62 and the lowest sales price of the Common Shares on such
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exchange has been U.S. $8.90. The fluctuation in the market prices of the Common Shares is caused by a number of factors, some of which are outside our control, including the following:
•	quarterly variations in our results of operations;

•	material events public announcements concerning our business and operations;

•	changes in stock market analyst recommendations or earnings estimates regarding the Common Shares;

•	strategic actions, such as acquisitions by InterOil or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	significant sales of the Common Shares;

•	the acquisition or loss of major customers or suppliers;

•	additions or departures of key personnel;

•	changes in market valuations for refining, exploration and production companies or companies participating in the retail distribution of refined oil products; and

•	changes in accounting standards, policies, guidance, interpretations or principles.
A decline in the market price of the Common Shares could cause you to lose some or all of your investment.
Third parties may default on their contractual obligations.
In the normal course of our business, we have entered into contractual arrangements with third parties which subject us to the risk that such parties may default on their obligations. This default risk has been heightened by the global financial market and credit crisis. We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, lenders, customers and other parties. In the event such entities fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and its cash flow from operations.
DIVIDENDS
To date we have not paid dividends on our common shares and currently reinvest all cash flows from operations for the future operation and development of our business. No change to this policy or approach is intended or under consideration at the present date. There are no restrictions which prevent us from paying dividends on our common shares, other than the requirement that holders of our Debentures approve any cash dividend on our common shares. During 2008, we paid a dividend on our series A preferred shares prior to their conversion. This dividend was paid by issuing common shares. Any decision to pay dividends on our common shares in the future depend upon our earnings and financial position and such other factors as the Board of Directors may consider appropriate in the circumstances.
DESCRIPTION OF CAPITAL STRUCTURE
InterOil is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 1,035,554 series A preferred shares are authorized. As at December 31, 2008, 35,923,692 common shares were issued and outstanding. All of the Series A Preferred Shares were converted into common shares during 2008 and none remain outstanding.
Common Shares
Holders of common shares are entitled to vote at any meeting of the shareholders of InterOil and to one vote per share held, to receive, out of all profits or surplus available for dividends, any dividends declared by InterOil on the common shares, and to receive the remaining property of InterOil in the event of liquidation, dissolution or winding up of InterOil, whether voluntary or involuntary.
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Preferred Shares
Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of the directors of InterOil. Subject to the provisions of the Business Corporations Act (Yukon), the directors of InterOil may by unanimous resolution fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.
Series A Preferred Shares
517,777 series A preferred shares were issued on November 21, 2007. All such shares have been converted into common shares.
Voting. Holders of series A preferred shares are entitled to vote on any matter presented to the shareholders of InterOil for their action or consideration at any meeting of the shareholders of InterOil (or by written consent of the shareholders in lieu of a meeting), and shall be entitled to cast the number of votes equal to the number of common shares into which the series A preferred shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter.
Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other series of shares of InterOil ranking in priority thereto, the holders of the series A preferred shares shall be entitled to rank ahead of all other classes or series of shares of InterOil as to dividends. The holders of the series A preferred shares shall be entitled to a fixed cumulative dividend at the rate of 5% per annum for each series A preferred share, payable quarterly on December 31, March 31, June 30 and September 30, commencing on December 31, 2007.
Conversion. The series A preferred shares shall be convertible into common shares, at the option of (a) the holder at any time and from time to time, and without the payment of additional consideration therefore, and (a) InterOil at any time from the date of a Triggering Event. A “Triggering Event” shall occur if the VWAP of the common shares equals or has exceeded U.S.$36.94 per share for a period of at least 10 consecutive trading days on the principal market. The number of common shares issuable upon conversion of each series A preferred share shall initially be 1.00, subject to certain adjustments. The “VWAP” is the daily volume weighted average price of the common shares on the AMEX (if the common shares are not listed on the AMEX, then NYSE or NASDAQ) calculated by dividing the total value by the total volume of the common shares traded for the relevant period on such market (which market is, as at the date hereof, the AMEX).
Fundamental Change. In the event of a “Fundamental Change” (as defined in the share provisions), holders of the series A preferred shares are entitled to require InterOil to redeem or purchase at any time all or any of the series A preferred shares registered in the name of such holder by providing written notice to the InterOil accompanied by the certificate(s) representing the series A preferred shares in respect of which the holder desires to have InterOil redeem or purchase for the redemption amount of $28.97, subject to certain adjustments.
Shareholder Rights Plan
On May 27, 2007, the Company adopted the Rights Plan which was approved by our shareholders at the June 25, 2007 annual and special meeting of shareholders. The Rights Plan was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for InterOil. As long as a bid meets certain requirements intended to protect the interests of all shareholders, the provisions of the Rights Plan will not be invoked. Under the provisions of the Rights Plan, one right has been issued for each common share of InterOil outstanding. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made which is not a Permitted Bid. The rights entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of InterOil at a substantial discount to the market price at the time. Phil Mulacek, the Chairman and Chief Executive Officer of InterOil, holds a proportion of the common shares of InterOil and, subject to certain grandfather provisions in the Rights Plan, his shareholdings will not trigger the Rights Plan.
The Rights Plan is similar to those adopted by other Canadian listed companies. A copy of the Rights Plan is available under the Company’s SEDAR profile at www.sedar.com.
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8% Subordinate Convertible Debentures
$95 million principal amount of Debentures were issued on May 12, 2008.
Principal Amount and Interest. The Debentures bear interest at 8% per annum, which interest is payable semi-annually in arrears, on May 9 and November 9 of each year, commencing on November 9, 2008, until maturity on May 9, 2013 or upon acceleration, conversion or redemption. The principal amount of the Debentures and all accrued but unpaid interest thereon, if any, is payable in lawful money of the United States of America. The Debentures may not be pre-paid in whole or in part without the consent of the holders. The initial holders have the option for the first four interest payments to have interest paid by InterOil in cash or common shares, and thereafter InterOil, at its option, has the right to pay interest on each in cash or common shares, or a combination thereof. The number of common shares to be issued for such interest payment shall be the number determined by dividing (i) the amount of interest by (ii) the VWAP for the ten consecutive trading days immediately before the applicable interest payment date. The “VWAP” is the daily volume weighted average price of common shares on the principal market the common shares trade on(which includes the NYSE AMEX and the New York Stock Exchange).
Conversion. The Debentures are convertible at the holder’s option at any time into such number of fully paid and non-assessable common shares as is determined by dividing the outstanding principal amount being converted by the conversion price of $25.00 (subject to adjustment). If (i) the daily VWAP of the common shares has been at or above $32.50 for at least 15 trading days, (ii) the common shares to be received upon conversion are freely tradable pursuant to an effective registration statement or by non-affiliates pursuant to Rule 144 (or any successor or similar provision thereto) and (iii) the common shares are listed on a principal market (which includes the NYSE AMEX and the New York Stock Exchange), then InterOil may require the holders to convert the Debentures in whole, provided that this election must apply to all Debentures equally.
Change of Control Transaction. In the event a “Change Of Control Transaction” occurs, the holders have the right, at their option, to (i) convert the Debenture, in whole or in part, at the Conversion Price in effect as of the day before the closing date of the change in control transaction, into the shares of stock or other securities, cash and/or property, if any, receivable by holders of Common Shares following such Change in Control Transaction, or (ii) to require InterOil (or its successor) to redeem the Debenture in cash at 110% of the principal amount (plus accrued but unpaid interest). A “Change of Control Transaction” arises where (i) there occurs any consolidation, merger or other business combination of InterOil or any other corporate reorganization or transaction or series of related transactions in which in any of such events the existing voting stockholders of InterOil immediately prior to such event cease to own more than 50% of the voting stock of the surviving corporation after such event (including without limitation any “going private” transaction), (ii) any person together with its affiliates and associates beneficially owns or is deemed to beneficially own in excess of 50% of our voting power, (iii) there is a replacement of more than one-half of the members of our board of directors which is not approved by those individuals who are members of or nominated by the board of directors of a subcommittee of the board of directors, (iv) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of InterOil, determined on a consolidated basis, or (v) a transaction occurs as a result of which the common shares ceases to be listed on a principal market.
Subordination. The Debentures are subordinate and subject in right of payment to the prior payment in full of all “Senior Indebtedness”, whether outstanding on the date of hereof or thereafter created, incurred, assumed or guaranteed; provided, however, that the Debentures shall rank equally with, or prior to, all existing and future unsecured indebtedness of InterOil that is subordinated to Senior Indebtedness. “Senior Indebtedness” means the principal of, premium (if any) and accrued and unpaid interest payable on or in connection with, and all fees, charges, expenses, reimbursement obligations, guarantees and other amounts payable under or in connection with (a) indebtedness, in a principal amount at any time outstanding not to exceed $85,000,000, that is designated by its terms as senior to the Debentures and (b) the “Designated Senior Indebtedness”, which includes the OPIC loan and the working capital facilities, including the working capital facility with BNP Paribus pursuant to the letter dated August 15, 2005, as amended and restated.
Events of Default. An “Event of Default” of the Debentures is: (i) a default in payment of the principal amount; (ii) a default in the payment of any accrued and unpaid interest which default continues for 10 days; (iii) failure to convert any portion of the principal amount of the Debenture in accordance with its terms following exercise by the holder of the right to convert the Debenture which default continues for 15 days; (iv) a failure by InterOil to comply with any of its other obligations under this Debenture which failure continues for 15 days; (v) the suspension from trading or failure of the common shares to be listed on the principal market or other national trading market for a period of five consecutive days or for more than an aggregate of
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10 days in any 365-day period; (vi) any default after any cure period under, or acceleration prior to maturity of, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by InterOil or any of its subsidiaries for in excess of $10,000,000 or for money borrowed the repayment of which is guaranteed by InterOil any of its subsidiaries for in excess of $10,000,000, whether such indebtedness or guarantee now exists or shall be created hereafter; (vii) a final judgment or judgments for the payment of money aggregating in excess of $25,000,000 are rendered against InterOil or any of its subsidiaries and which judgments are not, within 60 days after the entry hereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $25,000,000 amount set forth above so long as InterOil provides the holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the holder) to the effect that such judgment is covered by insurance or an indemnity InterOil will receive the proceeds of such insurance or indemnity within 60 days of the issuance of such judgment; or (viii) if InterOil or any of its subsidiaries is subject to any “Bankruptcy Event”.
A “Bankruptcy Event” is any of the following events: (a) InterOil or any subsidiary commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to InterOil or any subsidiary thereof; (b) there is commenced against InterOil or any subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) InterOil or any subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) InterOil or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) InterOil or any subsidiary makes a general assignment for the benefit of creditors; (f) InterOil or any subsidiary fails to pay, or states that it is unable to pay, its debts generally as they become due; (g) InterOil or any subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) InterOil or any subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.
If an Event of Default occurs and is continuing with respect to any of the Debentures, the holders may declare all of the then outstanding principal amount of the Debentures, including any interest due thereon, to be due and payable immediately in cash (except in the case of an Event of Default arising from the failure to convert any portion of the principal amount of the Debentures), the Debenture shall become due and payable without further action or notice. In the event of an acceleration, the amount due and owing to the holder shall be 105% of the principal amount of the Debentures (including all accrued and unpaid interest, if any). InterOil shall pay interest on such amount in cash at a rate equal to the lesser of 12% or the maximum rate permitted by applicable law to the holder if such amount is not paid within 15 days of holder’s request.
Ratings. InterOil has not asked for and received a stability rating, and it is not aware that it has received any other kind of rating, including a provisional rating, from one or more approved rating organizations for outstanding securities of InterOil, which rating or ratings continue in effect.
Options
InterOil has a stock incentive plan that allows employees to acquire common shares of the Company. Option exercise prices are governed by the plan rules and equal the market price for the common shares on the date the options were granted. Options granted under the plan are generally fully exercisable after two years or more and expire five years after the grant date. Default provisions in the plan rules provide for immediate vesting of granted options and expiry ten years after the grant date. Some granted under a predecessor plan also remain on foot.
As of December 31, 2008, there were options outstanding to purchase 1,839,500 common shares pursuant to our stock incentive plans.
Warrants
As of December 31, 2008, there were warrants outstanding to purchase 337,252 common shares. The warrants expire on August 27, 2009.
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Other instruments Convertible into or Exchangeable for Common Shares
We have entered into an agreement with Petroleum Independent and Exploration Corporation (“P.I.E.”), under which P.I.E. can exchange its remaining 5,000 shares in SPI InterOil LDC on a one-for-one basis for our common shares. This election may be made by P.I.E. at any time.
We have granted the parties to an indirect participation agreement, (see “Material Contracts – Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005”) the right to convert their interests under that agreement into a certain number of our common shares. At December 31, 2008 rights to convert up to 2,160,000 common shares remained.
MARKET FOR SECURITIES
During 2008, our common shares traded on the Toronto Stock Exchange (“TSX”) under the symbol IOL in Canadian dollars, on the American Stock Exchange (“AMEX”) now known as the NYSE Amex, under the symbol IOC in U.S. dollars, and on the Port Moresby Stock Exchange under the symbol IOC in Papua New Guinea Kina. Effective from the close of markets on February 27, 2009, our common shares were delisted from the TSX. The following tables disclose the monthly high and low trading prices and volumes of our common shares as traded on the TSX and AMEX during 2008:
Toronto Stock Exchange (TSX:IOL) in Canadian Dollars

Month	High	Low	volume
January	$21.88	$15.93	1,728,700
February	$23.92	$18.51	1,076,800
March	$23.22	$16.50	974,900
April	$21.24	$16.25	1,296,400
May	$30.00	$21.30	2,118,300
June	$36.50	$24.36	1,678,400
July	$31.17	$25.27	1,086,100
August	$33.21	$26.07	740,500
September	$33.88	$23.25	921,500
October	$29.00	$10.99	1,059,600
November	$18.00	$11.40	647,700
December	$17.35	$12.28	909,600
Total			14,238,500
American Stock Exchange (AMEX:IOC) in United States Dollars

Month	High	Low	Volume
January	$21.94	$15.78	12,268,100
February	$23.90	$18.40	12,586,500
March	$23.50	$16.06	12,778,300
April	$20.73	$15.98	12,834,900
May	$30.22	$20.95	27,588,500
June	$41.62	$24.10	25,851,300
July	$30.74	$24.56	20,483,400
August	$32.04	$24.54	14,388,600
September	$31.85	$21.72	19,069,000
October	$27.18	$9.10	15,702,600
November	$15.50	$8.90	7,817,200
December	$14.24	$10.20	5,705,900
Total			187,074,300
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Prior sales
•	58,000 common shares were issued during 2008 upon the exercise of stock options at various prices defined by the option grant terms in accordance with relevant stock incentive plans.

•	Clarion Finanz A.G. converted its $60 million share of the Company’s $130 million secured bridging credit facility into 2,728,477 common shares on May 9, 2008 at a deemed price of $22.65.

•	$95 million principal amount of 8% Subordinated Convertible Debentures due 2013 (the “Debentures”) were issued by us to certain investors on a private placement basis on May 9, 2008. See “Description of Capital Structure”.

•	9,347 common shares were issued on May 20, 2008 at a deemed price of $19.95 and 5,630 Common Shares were issued on August 8, 2008 at a deemed price of $33.12 as payment of dividends on the series A preferred shares for the quarters ended March 31, 2008 and June 30, 2008, respectively.

•	228,000 common shares were issued on June 5, 2008 at a deemed price of $25.00 as payment of a finder’s fee in connection with the private placement of the Debentures.

•	317,700 common shares were issued on July 10, 2008 and 200,077 common shares were issued on August 22, 2008 upon conversion of all of the then issued series A preferred shares.

•	450,000 common shares were issued on August 15, 2008 at a deemed price of $37.50 to IPI holders who exercised their rights to convert to common shares under the IPI Agreement (see “Material Contracts – Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005”). In addition, two holders agreed during 2008 to waive their rights to convert their interest into 696,667 common shares under the Agreement.

•	259,105 common shares were issued to on December 16, 2008 at a deemed price of $10.11 as payment of a proportion of the first interest installment. 641,000 common shares were issued to holders who elected to convert their Debentures into common shares during 2008 in accordance with the provisions of the Debentures.
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DIRECTORS AND EXECUTIVE OFFICERS
The following table provides information with respect to all of our directors and executive officers:
Directors and Executive Officers

Name, Address	Position with InterOil	Date of Appointment
Phil E. Mulacek Texas, USA	Chairman and Chief Executive Officer	May 29, 1997

Christian Vinson Port Moresby, PNG	Vice President Corporate Development and Government Affairs, Director	May 29, 1997

Gaylen Byker Michigan, USA	Director(1) (4)	May 29, 1997

Roger Grundy Derbyshire, UK	Director (4)	May 29, 1997

Edward N. Speal New York, USA	Director(2) (4)	June 25, 2003

Roger F. Lewis Western Australia, Australia	Director(3)	November 26, 2008

William Jasper III Texas, USA	President and Chief Operating Officer	September 18, 2006

Anthony Poon New South Wales, Australia	General Manager — Supply Trading and Risk Management	October 1, 2005(5)

Collin Visaggio Western Australia, Australia	Chief Financial Officer	October 26, 2006

Mark Laurie South Australia, Australia	General Counsel and Corporate Secretary	June 12, 2007

Notes:

(1)	Gaylen Byker acts as Chairman of the Board’s Audit Committee, the Nominating and Corporate Governance Committee and Compensation Committee and has held such positions throughout 2008.

(2)	Edward Speal is a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and has held such positions throughout 2008.

(3)	Roger Lewis replaced Donald Hansen as a Director. Mr Hansen retired as a Director and member of the Audit Committee, the Nominating and Corporate Governance Committee and Compensation Committee on October 14, 2008. Mr. Lewis has held the position of Director and member of the Audit Committee, the Nominating and Corporate Governance Committee and Compensation Committee from his date of appointment.

(4)	Messrs Grundy and Speal and Dr Byker are also members of the Board’s Reserves Committee established in June 2008.

(5)	Mr Poon ceased employment on January 15, 2009.
The term of office of each of the directors of InterOil will expire at the next annual meeting of our shareholders. All executive officers generally hold office at the pleasure of the Board.
As of March 30, 2009, our directors and executive officers as a group beneficially owned, or controlled or directed (directly or indirectly) 6,811,681 common shares, representing 18.6% of our outstanding common shares. In addition to the common shares owned or controlled or directed (directly or indirectly) by our directors and executive officers, 1,187,500 shares are issuable upon exercise of outstanding options, resulting in directors and executive officers holding 21.85% of issued common shares on a diluted basis.
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Dr. Byker, Mr. Lewis and Mr. Speal are the members of each of these committees. Dr. Byker is the Chairman of each committee. In addition, the Board established a
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Reserves Committee in June 2008. Mr Speal is Chairman of the committee while Mr Grundy and Dr Byker are members.
The following is a brief description of the background and principal occupations of each director and executive officer at present and during the preceding five years:
Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer. He has held these positions since InterOil’s inception. Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas. Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States. Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery’s economic viability. Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science degree in petroleum engineering from Texas Tech University.
Christian M. Vinson is the Executive Vice President of InterOil responsible for Corporate Development & Government Affairs. From 1995 to August 2006, he was our Chief Operating Officer. Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company. Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where he established of the company’s first office in the United States. Mr. Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.
Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan. He is also a director and chairman of the Finance and Audit Committee of Priority Health, Inc, an entity regulated by the State of Michigan Office of Financial and Insurance Services. Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan. Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of development, hedging and project finance for gas exploration and transportation projects offshore. Prior to joining OEDC, he was co-head of commodity derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the commodity-indexed transactions group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management. Dr. Byker was manager of commodity-indexed swaps and financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, U.S.
Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency. Mr. Grundy has acted as a consultant to more than 150 existing refineries on six continents for major oil companies, independents and various banks. Mr. Grundy has 40 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honors Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institute of Mechanical Engineers, a member of the American Institute of Chemical Engineers and a member of the Energy Institute.
Edward N. Speal is based in New York and is the Regional Head of Global Structured Finance for the Americas for BNP Paribas. He has had 25 years in the banking industry. Previously, Mr. Speal was the President and CEO for BNP Paribas (Canada). Prior to that appointment, he was the Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada. Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1997 to 1999. Mr. Speal worked in New York for Banque Paribas running its commodity index trading group from 1992 until 1996. From 1989 to 1991, he was Managing Director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business. From 1983 to 1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen’s University at Kingston where he obtained a Bachelor of Commerce majoring in finance.
Roger F. Lewis is an Australian and a former senior finance executive, having spent 22 years with Woodside Energy Ltd in Western Australia, finishing as Group Financial Controller. Prior to that he worked in commercial and finance roles for over 15 years in the heavy manufacturing industry both in Australia and overseas. He is a Fellow Certified Practicing Accountant (FCPA) with the Australian Society of Accountants and, since 2000, has been a Commissioner of the Lottery Commission of Western Australia, with particular
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responsibility for finance and accounting matters. He is a member of the Commission’s Audit, Remuneration and Major Projects subcommittees.
William J Jasper III is President and Chief Operating Officer of InterOil. Mr. Jasper joined the Company on August 30, 2006 and leads the refining and downstream businesses. Prior to joining InterOil, Mr. Jasper had worked for Chevron Pipe Line Company since 1974, serving in leadership and management capacities over facilities, pipelines and terminals. Mr. Jasper has an extensive background in operations and maintenance. Prior to this role Mr. Jasper had served four years as Chairman of the West Texas LPG Partnership Board of Directors. Mr. Jasper also held positions as President and General Manager of Kenai Pipe Line Company in Alaska, and of West Texas Gulf Pipeline in Texas.
Anthony Poon was General Manager of our Supply, Trading & Risk Management until January 2009 after having joined us in October 2005. From January 2003 until joining InterOil, Mr. Poon was a private oil trading and risk management consultant. During 2002, Mr. Poon served as a Business Manager/Operations Leader with ChevronTexaco Singapore. Prior to joining ChevronTexaco, Mr. Poon had been employed by Caltex in Singapore for more than 30 years. Mr. Poon’s last position with Caltex was head of its international crude oil trading department where he was responsible for crude and derivatives trading and price risk management, including crude supply to Caltex’s refineries worldwide. During his tenure at Caltex, Mr. Poon held various positions involving refinery supply operations, shipping, terminalling, demurrage and oil loss claims, and crude and refined product operations.
Collin F. Visaggio is the Chief Financial Officer of InterOil. Mr. Visaggio joined us on July 17, 2006 and was appointed as Chief Financial Officer on October 26, 2006. He is a Certified Practicing Accountant with a Masters Degree in Business. He has also attended the Stanford Senior Executive Program in management. Mr. Visaggio has 24 years of experience in senior financial and business positions within Woodside Petroleum and BP Australia. His career has given him a broad spectrum of financial and business experience in Exploration and Production, Offshore Gas Production, Oil Refining, LNG and Domestic Gas. Mr. Visaggio was at Woodside Petroleum from March 1988 until July 2005, with his most recent positions being Manager, Compliance and Business for the Africa business unit, and Manager, Commercial and Planning for the gas business unit. His responsibilities included the management of the business unit, financial and business processes, and governance. Prior to this and during his 17 years with Woodside, he was Deputy Chief Financial Officer, Financial Analyst and Planning Manager within the corporate finance group. Prior to joining InterOil, Mr. Visaggio was Chief Financial Officer for Alocit Group Ltd from July 2005 until March 2006. Mr. Visaggio currently serves as Chairman of the Board of Directors and of the Finance Committee of Santa Maria Ladies College. Mr Visaggio has served as a director of Santa Maria Ladies College since February 2004.
Mark Laurie is General Counsel and Corporate Secretary of InterOil. Mr. Laurie joined us on June 12, 2007. He holds Law and Economics degrees from the University of Adelaide in South Australia. He was admitted to practice law as a barrister and solicitor in Australia in 1991. Mr. Laurie was also appointed a notary public in 1997. Prior to joining InterOil, and from August 2003, he was Company Secretary, General Counsel, Manager Corporate and Investor Relations, and Manager — Town Infrastructure with Lihir Gold Limited, a Papua New Guinea gold mining company listed in Australia, the United States and in Papua New Guinea. Mr. Laurie lived in Papua New Guinea throughout this period. Immediately prior to working for Lihir Gold, he worked as Commercial Manager for the Electronic Systems Division of Tenix Defence Pty Limited, a privately held government contractor specializing in high-tech electronic and computer engineering work for defence and other applications. Between mid-1996 and December 2001, he held positions as General Counsel, Company Secretary and Vice President of Investor Relations with F.H. Faulding and Co. Limited, an Australian based multinational pharmaceutical and health care company listed in Australia and the United States. Prior to that Mr. Laurie worked with commercial law firms in Ottawa, Canada and Adelaide, South Australia.
Conflicts of Interest
Certain directors and officers of InterOil are directors and officers of other private and public companies. Some of these private and public companies may from time to time be involved in business transactions or banking relationships which may create situations in which conflicts might arise. In accordance with the Business Corporations Act (Yukon), directors who have an interest in a material contract or a material transaction, whether made or proposed, with InterOil are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the Business
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Corporations Act (Yukon). In addition, each officer and director is required to act honestly and in good faith with a view to the best interests of InterOil.
Relationships and interests which have been disclosed as potentially giving rise to conflicts of interest include;
•	P.I.E. Group, LLC, which entity is controlled by Mr. Mulacek and in which entities controlled by Dr. Byker also have an ownership interest, holds small ownership interests (0.01%) in SPI Exploration & Production Corporation and S.P.I. Distribution Limited which are subsidiaries of the Company. In addition, Petroleum Independent and Exploration Corporation, which company is controlled and partly owned by Mr. Mulacek, owns an interest in SP InterOil, LDC, another subsidiary of the Company.

•	Mr. Speal occupies a senior position with BNP Paribas in New York. This bank provides, through its Singapore office, certain credit facilities to finance the purchase of cargoes of crude oil and other petroleum products for InterOil’s refining activities, and to support it hedging positions. See “Material Contracts – Secured Revolving Crude Import Facility”.

•	Mr. Grundy is a principal of Breckland Limited, which entity provides technical and advisory services to InterOil on customary commercial terms.
See also under the heading “Interests of Management and Others in Material Transactions”.
AUDIT COMMITTEE
Charter of the Audit Committee
The full text of the Charter of the Audit Committee is attached as Schedule C to this Annual Information Form.
Composition of the Audit Committee
The current members of the Audit Committee are Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis. Mr. Donald Hansen resigned as a member of the Audit Committee on October 14, 2008 and was replaced by Mr. Lewis on November 26, 2008. Dr. Byker and Mr Speal held their positions throughout 2008.
Dr. Byker, Mr. Speal and Mr. Lewis are, and Mr. Hansen was, independent and financially literate within the meaning of Multilateral Instrument 52-110.
Relevant Education and Experience
The relevant education and experience of the current members of the Audit Committee is set out in detail under the heading “Directors and Executive Officers”:
This education and experience is such that each member has an understanding of the accounting principles used by InterOil to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues raised by InterOil’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.
Pre-Approval Policies and Procedures
The Audit Committee is authorized and required by the Board to review, discuss and pre-approve non-audit services to be preformed by the external auditors, save where such services are subject to the de-minimis exceptions described in the Securities Exchange Act of 1934. In the event that non-audited services are required, a documented scope and estimate are submitted by the Company’s auditors to the Chairman of the Committee who will consult with other committee members, as necessary, before providing any approval on the Committee’s behalf.
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External Auditor Service Fees
PricewaterhouseCoopers, Chartered Accountants have served as InterOil’s auditors since June 6, 2005. The following table sets forth the Audit Fees, Audit – Related Fees, Tax Fees and All Other Fees billed by PricewaterhouseCoopers in each of the last two financial years.
PricewaterhouseCoopers

	2008	2007
Audit Fees(1)	$1,416,583	$968,316
Audit-Related Fees(2)	$170,404	$14,887
Tax Fees(3)	$473,493	$167,491
All Other Fees(4)	$39,192	$266,870
Total	$2,099,672	$1,417,565
Notes:
“Audit Fees” means the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.
“Audit-Related Fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported as Audit Fees above.
“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.
“All Other Fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported as Audit Fees, Audit-Related Fees and Tax Fees above and principally relate to assistance responding to the SEC queries on our Form 40-F of December 31, 2005 and also the unaudited quarterly reporting of our subsidiaries.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
The Company, certain of its subsidiaries, the Company’s Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040035920-CV; in the 284th District Court of Montgomery County, Texas. The plaintiffs claim to be members of a partnership that bought a modular oil refinery and subsequently, through a series of transactions, sold it to a subsidiary of the Company. Plaintiffs contend that the defendants, including the Company, breached their fiduciary duties to the plaintiffs as part of these transactions and also assert claims for knowing participation in a breach of a fiduciary duty, common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression and conspiracy. Plaintiffs are seeking actual damages of up to $118,068,759.00 and unspecified punitive damages, attorneys’ fees, expenses and court costs, an accounting and access to books and records. The Company and other defendants are vigorously contesting the matter. Management does not believe the litigation will have a material adverse effect on the Company or its subsidiaries.
During 2008, certain disputes and litigation arose between us and MLPLC and companies affiliated to it relating to or arising from the LNG Project and PNG LNG Inc. On February 27, 2009, a settlement agreement was entered into whereby the parties settled and agreed to release all of their outstanding claims against each other and dismissed the litigation with prejudice. In addition, the parties granted mutual releases and entered into arrangements for the acquisition of Merrill Lynch’s interests in the Joint Venture Company and in the LNG Project by its other existing shareholders, InterOil LNG Holdings Inc and Pacific LNG Operations Ltd.
In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
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Regulatory Actions
During the second half of the 2008 year, the Ontario Securities Commission (the “Commission”) directed that the Company undertake a review of its option granting practices from January 1, 2001 and provide the Commission with certain specific information and documentation.
A Special Committee of InterOil, comprised solely of independent directors, recently completed the internal review of InterOil’s historical option granting practices. The Special Committee concluded its review and found irregularities with respect to the administration of certain historical stock options grants, with the majority of these irregularities occurring prior to 2002 and well prior to the retention of those currently responsible for administration of stock options at InterOil. The Special Committee determined that these irregularities were not the result of any internal misconduct, but due to the failure to maintain adequate internal and accounting controls and some lack of understanding by those involved at the time. The Special Committee concluded that the total value of such errors is small and, relative to the InterOil’s current operations, not material. No restatement of the Company’s financial statements is required as a result of these determinations.
Based on the results of its investigation, the Special Committee provided a report to the Board of Directors and recommended to the Board of Directors that it adopt a number of remedial actions, which the Board, by vote, promptly accepted. Such remedial actions include: re-pricing the small number of existing options held by current employees, contractors, officers or directors where the options were granted below market price or prior to the commencement of employment; requesting that the current officer who has exercised options granted below market price refund InterOil the difference between the exercise price of such options and the proper market price as provided for under the relevant stock incentive plan; requiring the Compensation Committee provide written confirmation to the Board of Directors in respect of all future grants of options that such options were granted in accordance with the applicable stock incentive plan rules; adopting further specific, written procedures for the administrative tasks surrounding the granting of options; and adopting a specific option granting procedure for grants to new hires. These remedial actions have been or are being implemented by management.
A report of the results of the review and containing the information and documentation requested was provided to the Commission at the end of February 2009. The Commission is currently reviewing the report.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
During 2008, we renewed our $190.0 million revolving crude import credit facility with BNP Paribas through its Singapore office. This facility is employed to finance the purchase of cargoes of crude oil and other petroleum products for our refinery, and to support its hedging positions. One of our directors, Mr Edward Speal, is the Regional Head of Global Structured Finance for the Americas for BNP Paribas based in New York.
Breckland Limited provides technical and advisory services to us on customary commercial terms. Roger Grundy, one of our directors, is a director and principal of Breckland and he provides consulting services to us as an employee of that company. Breckland was paid $39,416, $140,165 in respect of consulting fees and expenses during 2007 and 2006, respectively. No payments for consulting services were made to Breckland Limited in 2008.
Other than as discussed above, there are no material interests, direct or indirect, of directors, executive officers of the Company or any person or company that is the direct or indirect beneficial owner of or who exercises control or direction over, more than 10% of the outstanding common shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.
See also under the heading “Directors and Executive Officers – Conflicts of Interest”.
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MATERIAL CONTRACTS
The following represent material contracts entered into or still in effect during 2008:
Share Purchase and Sale and Settlement Agreement dated February 27, 2009
The Settlement Agreement effected the resolution and settlement of all disputes between each of InterOil, Merrill Lynch and Pacific LNG Operations Ltd. (“PacLNG”) and their respective affiliates in connection with PNG LNG, the joint venture company established in 2007 by InterOil LNG Holdings Inc. (“InterOil Holdings”), an affiliate of InterOil, MLPLC, an affiliate of Merrill Lynch, and PacLNG to construct the proposed LNG plant on a site adjacent to InterOil’s refinery in Papua New Guinea. The parties entered into a shareholders’ agreement governing PNG LNG (the “LNG Project Shareholders Agreement” referred to below), which was considered to be a key milestone in furthering the proposal for the construction of the LNG plant. In connection with the LNG Shareholders Agreement, PNG LNG issued two class “A” shares to InterOil Holdings, two class “A” shares to MLPLC and one class “A” share to PacLNG. PNG LNG also issued class “B” shares with a fair value of $100,000,000 to InterOil in recognition of its contribution to the LNG Project at the time of signing the LNG Shareholders Agreement and issued class “B” shares to MLPLC and PacLNG. The class “A” shares represent the voting rights in PNG LNG, while the class “B” shares represent the economic interest in the LNG project.
Pursuant to the Settlement Agreement, each of InterOil, PacLNG and their affiliates released Merrill Lynch and its affiliates, and Merrill Lynch and its affiliates released InterOil, PacLNG and their affiliates, from all current claims arising under the LNG Shareholders’ Agreement and certain other agreements entered into in connection with PNG LNG and the development of the proposed LNG plant.
As part of the Settlement Agreement, MLPLC transferred all of its interest in PNG LNG to InterOil Holdings (as to 50%) and to PacLNG (as to 50%) in exchange for: (i) a payment by InterOil to MLPLC of $11,250,000 paid through the issuance of the Registrable Securities, subject to certain post-closing adjustments; and (ii) a payment by PacLNG to MLPLC of $11,250,000 paid through the transfer of 594,893 common shares of InterOil held by PacLNG to MLPLC and cash in an amount of $1,000,000. Upon closing of the Settlement Agreement on February 27, 2009, InterOil (through InterOil LNG) and PacLNG became the sole shareholders of PNG LNG and Merrill Lynch and its affiliates no longer held any interest in PNG LNG or the proposed LNG project.
Investment Agreement dated October 30, 2008
On October 30, 2008, Petromin PNG Holdings Limited (Petromin), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State”), together with its subsidiary, Eda LNG Limited (“Eda”), entered into an agreement with InterOil and its subsidiary, SPI (208) Limited, under which Eda has agreed to take a 20.5% direct interest in the Elk/Antelope field and to fund 20.5% of the costs of developing that field. The interest and funding is contingent upon Petromin’s nomination by the State as the entity designated to hold the State’s interest in accordance with PNG’s Oil & Gas Act and upon issuance of the PDL for the field. The interest and funding commitment may be increased to 22.5% subsequent to grant of a PDL in the event that Petromin is also nominated to hold the 2% interest also provided for under the Oil & Gas Act on behalf of relevant landowners. The agreement contains certain provisions applicable in the event that the State does not designate Petromin to hold its interest at the time the PDL is granted. In this event, Petromin will either elect to participate in the field as a joint venture partner having a working interest between 1 and 2.5% or, subject to corporate and regulatory approvals, be entitled under the terms of certain warrants granted to it to be issued with InterOil common shares, with the number of shares based on a formula set out in the agreement based upon the funding amount contributed by Petromin and an average of InterOil’s share price at the relevant date.
Amended and Restated Common Share Purchase Agreement dated June 10, 2008
We entered into the Amended and Restated Common Share Purchase Agreement with Pacific LNG Operations (“Pac LNG”), Ltd on June 10, 2008. This agreement amended and restated, and replaced, the Common Share Purchase Agreement of May 5, 2008. Under the Agreement, Pac LNG, an affiliate of Clarion Finanz A.G., and to whom Clarion had assigned its relevant rights and interests, agreed to convert the promissory notes issued to Clarion by InterOil in May 2006 totaling $60 million (being a portion of the $130 million secured credit bridging facility provided with Merrill Lynch Capital Corporation in May 2006) into
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2,649,007 of InterOil’s common shares on the basis of a calculation yielding a deemed purchase price for the shares of $22.65 per share. An additional 79,470 common shares were issued as payment of a fee for the transaction at the same deemed issue price.
LNG Project Shareholders Agreement dated July 30, 2007
The shareholders’ agreement dated July 30, 2007 by and between InterOil LNG Holdings Corporation. Merrill Lynch PNG LNG Corporation (“Merrill”) and Pacific LNG Operations Ltd (“PAC LNG”) (the “Shareholders”) provides for the establishment of PNG LNG, Inc. (the “Project Company”) with respect to the LNG Project described in more detail under the heading “Description of the Business – Midstream -Liquefaction”. It sets out the rights and obligations of the Shareholders and the terms governing their relationship and provides that the authorized share capital structure of the Project Company is to be made up of Class A Shares and Class B Shares. No other classes of shares may be issued. Only holders of Class A Shares have voting rights and the right to appoint directors to the Board of the Project Company. Class B shares recognize the parties’ economic interests in the Project Company and in the LNG Project. The agreement allows for the admission of one or more strategic investors as Class A and/or B shareholders subject to the prior approval of each existing Shareholder. The agreement also allows for the Independent State of Papua New Guinea to elect to purchase up to 10% of the issued and outstanding shares in Liquid Niugini Gas Limited (a wholly owned subsidiary of the joint venture).
For updated information, see “General Development of the Business – Three Year History – Midstream – Liquefaction Segment” and “Legal Proceedings and Regulatory Actions”.
Secured Revolving Crude Import Facility renewed on August 31, 2008 and originally dated August 12, 2005
We, through our subsidiary E.P InterOil Limited, entered into a Secured Revolving Crude Import Facility Agreement with BNP Paribas, Singapore Branch on August 12, 2005 under which credit up to $150 million was made available to us for the purchase of crude oil supplies for our refinery in exchange for payment of certain interest and fees. The facility is secured against crude oil inventories held by us and subject to our continuing to meet certain covenants and conditions, and to annual review and renewal. In August 2006, the facility was increased to $170 million. In August 2007, the facility and agreement was again renewed at the same level. During 2008, the overall facility limit was increased temporarily to $220 million and, from November 30, to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements.
Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and/or 238. The terms of this agreement are described under the heading “Description of Our Business—Upstream-Exploration and Production—Indirect Participation Agreements.” This agreement was amended by Amendment No. 1 signed on November 5, 2007. The amendment allows InterOil to pay from the joint account all commissions and other expenses incurred in connection with structuring this Agreement, soliciting investors and otherwise entering into the agreement.
Amended Indirect Participation Interest Agreement dated May 12, 2004
We entered into an Amended Indirect Participation Interest Agreement with PNG Energy Investors, LLC on May 12, 2004. This agreement grants PNG Energy Investors, LLC the right to acquire up to a 4.25% working interest in sixteen exploration wells following our drilling of an initial eight exploration wells. As of December 31, 2008, we had drilled four exploration wells. PNG Energy Investors, LLC will have the right to acquire a working interest in the ninth through the twenty fourth exploration wells and in order to participate PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
Drilling Participation Agreement dated July 21, 2003
During 2004, we raised $12.2 million from PNGDV, as agent and trustee for its investors, pursuant to the Drilling Participation Agreement dated July 21, 2003 with InterOil. Under this agreement PNGDV has the right to acquire a working interest in our first sixteen exploration wells equal to 13.5% multiplied by the result of eight divided by the number of exploration wells we drill. PNGDV will be required to pay its share of any completion costs for future exploration wells or future development costs if an exploration well is a
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commercial success. As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. In May 2006, PNGDV converted their remaining interest into an additional 575,575 shares and also retained a 6.75% interest in the next four wells. Elk–1 was the first of these wells. PNGDV also has the right to participate in a further sixteen wells to follow the four mentioned above up to a level of 5.75% at a cost per well of $112,500 per 1% (with higher amounts to be paid if the depth exceeds 3,500 metres and the cost of the well exceeds $8.5 million).
OPIC Loan Agreement dated June 12, 2001
An $85 million loan from OPIC to EP InterOil Limited was used to finance the construction of the refinery at Napa Napa, Port Moresby (see under the heading “Description of the Business – Midstream-Refining Liquefaction”) and is secured by all of the refinery’s capital assets. The loan matures on December 31, 2014 and requires semi-annual principal payments of $4.5 million and semi-annual interest payments. Pursuant to an Amendment entered into on February 14, 2008, certain principal payments, originally due during 2007, were deferred so that they are now due on June 30 and December 31, 2015. Each disbursement under the loan bears interest at a rate equal to a weighted average of treasury rates at the time of disbursement plus 3.0%. During 2008, the weighted average interest rate of all disbursements pursuant to this loan agreement was 7.1%. During year ended December 31 2008, two installments of $4.5 million and the accrued interest on the loan were paid.
Refinery State Project Agreement
On May 29, 1997, we entered into a project agreement with the government of Papua New Guinea under which we agreed to construct and operate a refinery in Port Moresby, Papua New Guinea. The project agreement expires on January 31, 2035. In the project agreement, the government of Papua New Guinea has agreed to use its best efforts to enable us to purchase sufficient crude oil produced in Papua New Guinea for the refinery to run at full capacity. If necessary, these efforts would include proposing legislation and issuing executive orders or policy directives. In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products. The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase.
The project agreement provides that the government of Papua New Guinea will take all actions necessary such that any refinery constructed in Papua New Guinea, including ours, will have the exclusive right to sell refined products at the IPP prior to any imports into Papua New Guinea. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the IPP was to originally be calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. This pricing model is currently being jointly reviewed by the Papua New Guinea government and by InterOil. The basis of calculating IPP price was revised in November 2007 by an interim agreement which more closely mirrors changes in the costs of crude feed stocks than the previous pricing formula. The interim IPP formula was modified by changing the benchmark price for each refined product from ‘Singapore Posted Prices’, which is no longer being updated, to ‘Mean of Platts Singapore’ (‘MOPS’) which is the interim benchmark price for refined products in the Asia Pacific region. Minor adjustments to this interim formula were made in June 2008 based on ongoing discussions with the government with a view to finalizing a permanent replacement to the IPP formula as is required under our agreement.
The project agreement provides that, until December 31, 2010, income from the refinery will not be taxed.
Each of the above material agreements have been filed on SEDAR and are available through the SEDAR website at, www.sedar.com.
All other contracts entered or still in effect during 2008 were done so in the ordinary course of our business or were not material to us.
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TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common shares and the Series A Preferred Shares is Computershare Investor Services Inc.
Transfer Agent and Registrar
Main Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Tel: 1-800-564-6253 (toll free North America)
Fax: 1-800-249-7775 (toll free North America)
E-mail: service@computershare.com
Co-Transfer Agent (USA)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284 (toll free North America)
International: 1-514-982-7555
In Papua New Guinea, our transfer agent and registrar for our common shares is PNG Registrars Limited, PO Box 1265, Port Moresby NCD, Papua New Guinea, telephone (675) 321 6377, fax (675) 321 6379, email: ssimon@online.net.pg.
INTERESTS OF EXPERTS
PricewaterhouseCoopers, Chartered Accountants, are the Corporation’s auditors and have audited the financial statements of the Corporation for the year ended December 31, 2008. As at the date hereof, PricewaterhouseCoopers are independent within the meaning of Public Company Oversight Board Rule 3520.
Information relating to reserves of the Corporation set forth in the Statement of Reserves Data and Other Oil and Gas Information was evaluated by GLJ Petroleum Consultants Limited, as independent qualified reserves evaluators. As at the date hereof, the principals of GLJ Petroleum Consultants Limited, did not hold any registered or beneficial ownership interests, directly or indirectly in the Common Shares.
ADDITIONAL INFORMATION
Additional information, including that related to directors’ and officers’ remuneration, principal holders of our common shares and securities authorized for issuance under equity compensation plans will be contained in our Information Circular for our upcoming annual meeting of shareholders to be held on June 19, 2009. Additional financial information is provided in our audited consolidated financial statements and related management discussion and analysis (“MD&A”) for the year ended December 31, 2008. Our audited financial statements, MD&A, Information Circular and additional information can be found on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on our website at www.interoil.com.
Copies of the financial statements, Management’s Discussion and Analysis and any additional copies of this Annual Information Form may also be obtained by contacting Mr Anesti Dermedgoglou, Vice President of Investor Relations at Level 1, 60-92 Cook Street, Portsmith, Queensland 4870, Australia; Telephone: +61 (7) 4046-4600.
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Schedule A – Report of Management and Directors on Oil and Gas Disclosure
FORM 51-101F3 REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
REPORT OF MANAGEMENT AND DIRECTORS
ON RESOURCE DATA AND OTHER INFORMATION
Management of InterOil (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with the securities regulatory requirements.
An independent qualified reserve evaluator has evaluated the Company’s resources data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.
The Reserves Committee of the board of directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified resources evaluator;

(b)	met with the independent qualified resources evaluator to determine whether any restrictions affected the ability of the independent qualified resources evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified resources evaluator.
The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing resources data and other oil and gas information;

(b)	the filing of the report of the independent qualified resources evaluator on the resources data; and

(c)	the content and filing of this report.
Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.
DATED effective March 27, 2009.

“Phil E. Mulacek”	“Roger Grundy”
Phil E. Mulacek	Roger Grundy
Chief Executive Officer	Director

“Collin F. Visaggio”	“Edward Speal”
Collin F. Visaggio	Edward Speal
Chief Financial Officer	Director
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Schedule B – Report on Reserves Data by Independent Qualified Reserves Evaluator
FORM 51-101F2
REPORT ON RESOURCES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR
To the board of directors of InterOil Corporation (the “Company”):
1.	We have prepared an assessment of the Company’s resources data as at December 31, 2008. The resources data are estimates of low, best and high estimates of contingent resources as at December 31, 2008.

2.	The resources data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the resources data based on our assessment.

We carried out our assessment in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an assessment to obtain reasonable assurance as to whether the resources data are free of material misstatement. An assessment also includes assessing whether the resources data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimates of low, best and high estimates of contingent resources as at December 31, 2008:

Location of
	Description and	Reserves
	Preparation Date	(Country or	Company Gross
Independent	of	Foreign	Contingent Resources
Qualified Reserves	Assessment	Geographic	MMBOE
Evaluator	Report	Area)	Low	Best	High
GLJ Petroleum Consultants	March 20, 2009	Papua New Guinea	235.7	351.2	487.8
5.	In our opinion, the resources data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that resources are categorized according to the probability of their recovery.

8.	Contingent resources estimates are not classified as reserves at this time, pending further reservoir delineation, project application, facility and reservoir design work. Contingent resources entail commercial risk not applicable to reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.
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EXECUTED as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 23, 2009

Keith M. Braaten, P. Eng.
Executive Vice-President
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Schedule C – Audit Committee Charter
INTEROIL CORPORATION
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
This Audit Committee Charter (the “Charter”) sets forth the purpose and membership requirements of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of InterOil Corporation (the “Company”) and establishes the authority and responsibilities delegated to it by the Board.
1.	Purpose. The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities relating to the Company’s corporate accounting and financial reporting processes and the audits of the Company’s financial statements. In fulfilling this function, the Committee’s primary duties and responsibilities are to:
•	Serve as an independent and objective party to oversee the integrity of the Company’s financial statements and to monitor the Company’s financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance.

•	Monitor the qualifications, independence and performance of the Company’s independent auditors and the performance of the Company’s internal auditing function.

•	Provide an avenue of communication between the Board and the independent auditors, management and the internal auditor.

•	Report actions of the Committee to the Board with such recommendations as the Committee may deem appropriate.
The Committee shall be empowered to conduct or cause to be conducted any investigation appropriate to fulfilling its responsibilities, and shall have direct access to the independent auditors, the internal auditor and Company employees as necessary. The Committee shall be empowered to retain, at the Company’s expense, independent legal, accounting, or other consultants or experts as the Committee deems necessary in the performance of its duties. The Committee shall have sole authority to approve related fees and retention terms.
2.	Committee Membership.
2.1.	Composition and Appointment. The Committee shall consist of three or more members of the Board. The Board shall designate members of the Committee. Membership on the Committee shall rotate at the Board’s discretion. The Board shall fill vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause. Members shall serve until their successors are appointed by the Board and as otherwise required by applicable law or the rules of the American Stock Exchange (“AMEX”).

2.2.	Independence and Financial Literacy. Each member of the Committee must meet the independence, or an applicable exception, financial literacy, and experience requirements of the AMEX rules and applicable Canadian and U.S. federal securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In addition, at least one member of the Committee must be financially sophisticated, as determined by the Board, for purposes of applicable AMEX rules.

2.3.	Service on Multiple Audit Committees. If a member of the Committee serves on the audit committee (or, in the absence of an audit committee, the board committee performing equivalent functions, or in the absence of such committee, the board of directors) of more than two other public companies, the Board must affirmatively determine that such simultaneous service on multiple audit committees will not impair the ability of such member to serve on the Committee.

2.4.	Subcommittees. The Committee may form and delegate authority to subcommittees consisting of one or more members, including the authority to grant pre-approvals of audits and permitted non-audit services, provided that decisions of said subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
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3.	Meetings.
3.1.	Frequency of Meetings. The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The schedule for regular meetings of the Committee shall be established by the Committee. The Chairperson of the Committee may call a special meeting at any time he or she deems advisable. Meetings may be by written consent. When necessary, the Committee will meet in executive session outside the presence of any senior executive officer of the Company. The Committee and any other independent members of the Board that are not members of the Committee will meet in executive session, without the presence of non-independent directors and management at least once annually.

3.2.	Minutes. Minutes of each meeting of the Committee shall be kept to document the discharge by the Committee of its responsibilities.

3.3.	Quorum. A quorum shall consist of at least one-half of the Committee’s members, but no fewer than two persons. The act of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee.

3.4.	Agenda. The Chairperson of the Committee shall prepare an agenda for each meeting of the Committee, in consultation with Committee members and any appropriate member of the Company’s management or staff, as necessary. As requested by the Chairperson, members of the Company’s management and staff shall assist the Chairperson with the preparation of any background materials necessary for any Committee meeting.

3.5.	Presiding Officer. The Chairperson of the Committee shall preside at all Committee meetings. If the Chairperson is absent at a meeting, a majority of the Committee members present at a meeting shall appoint a different presiding officer for that meeting.

3.6.	Private Meetings. The Committee may meet privately with management, the chief executive officer (“CEO”), the general counsel, the internal auditor, the independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.
4.	General Review Procedures.
4.1.	Annual Report Review. The Committee shall review with management, the independent auditors, and the internal auditors, the Company’s year-end financial results prior to the release of earnings and the Company’s year-end financial statements prior to filing or distribution. Such review shall also include the Company’s disclosures that are to be included in the Company’s Annual Information Form, Annual Report, Management’s Discussion and Analysis for the year and Annual Report on Form 40-F. The Committee shall also discuss with management, the independent auditors and the internal auditors any significant issues or findings or any changes to the Company’s accounting principles, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61, as amended, and various topics and events that may have a significant impact on the Company or that are the subject of discussions between management and the independent auditors. The Committee shall approve the audited financial statements and recommend to the Board whether or not the audited financial statements should be filed on SEDAR and included in the Company’s Annual Report on Form 40-F for the last fiscal year.

4.2.	Quarterly Report Review. The Committee shall review with management, the internal auditors, and the independent auditors (if the independent auditors were involved in a review of such financial statements), (i) the Company’s interim financial results prior to the release of earnings, the Company’s interim financial statements prior to filing or distribution and the disclosures that are to be included in the Company’s Management’s Discussion and Analysis for each quarter and Form 6-K and (ii) the operation of the Company’s internal controls and any special steps adopted in light of material control deficiencies. The Committee shall discuss with management, the internal auditors and the independent auditors (if required by GAAP, AMEX rules, or applicable Canadian and U.S. federal securities laws), any significant findings or any changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 as amended.
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4.3.	Canadian and SEC Filings Review. The Committee shall review with financial management and the independent auditor (if the independent auditors were involved in a review of such financial statements) filings with Canadian securities regulators and the SEC which contain or incorporate by reference the Company’s financial statements or Management’s Discussion and Analysis and consider whether the information in these documents is consistent with information contained in the financial statements.

4.4.	Reporting System Review. In consultation with management, the independent auditors, and the internal auditors, the Committee shall consider the integrity of the Company’s financial reporting processes and controls, including computerized information system controls and security. The Committee shall review and discuss with management the Company’s significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. The Committee shall review significant findings prepared by the independent auditors and the internal auditors together with management’s responses, including the status of previous recommendations.

4.5.	Non-GAAP Financial Data Review. The Committee shall review and discuss with management earnings including the use of “pro forma,” “adjusted” or other non-GAAP information, financial guidance and other press releases of a material financial nature, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally consisting of discussing the types of information to be disclosed and the types of presentations to be made.

4.6.	Off-Balance Sheet Review. The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.7.	Risk Assessment. Although it is the job of the CEO and senior management to assess and manage the Company’s exposure to risks, the Committee shall discuss guidelines and policies to govern the process by which risk assessment and risk management is addressed.

4.8.	Audit Difficulties. The Committee shall review with the independent auditor any audit problems or difficulties encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information; and any significant disagreements between auditors and management. The Committee shall work to resolve disagreements that may have occurred between auditors and management related to the Company’s financial statements or disclosures.

4.9.	Hiring Approval. The Committee shall approve the hiring of any employee or former employee of the independent auditor.

4.10.	Financial Officer Code of Ethics Review. The Committee shall review and periodically recommend modifications to the Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

4.11.	Certification Review. The Committee shall review disclosures made to the Committee by the Company’s CEO and CFO during the certification process for the audited annual financial statements, interim financial statements, related Management’s Discussion and Analysis and Form 40-F concerning significant deficiencies or material weaknesses in internal controls and any fraud.

4.12.	Legal Counsel Review. On at least an annual basis, the Committee shall review with the Company’s legal counsel any legal matters that could have a significant impact on the Company’s financial statements or the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.
5.	Independent Auditors.
Auditor Performance Review. The Committee shall confirm with the independent auditors their ultimate accountability to the Committee. The independent auditors will report directly to the Committee. The Committee will ensure that the independent auditors are aware that the Chairperson of the Committee is to be contacted directly by the independent auditor (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss
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significant issues relative to the overall Board responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Committee. The Committee shall review and evaluate the performance of the auditors and the lead partner on the independent auditor team.

Approval of Independent Auditor and Pre-Approval of Services. The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the independent auditors engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Committee shall pre-approve all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the independent auditors, subject to the de-minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 which are approved by the Audit Committee prior to the completion of the audit. The Committee shall periodically discuss current year non-audit services performed by the independent auditors and review and pre-approve all permitted non-audit service engagements.

Auditor Independence. The Committee shall oversee the independence of the independent auditors by, among other things, (i) on an annual basis, receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, that could impair the auditors’ independence; (ii) actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and (iii) taking, or recommending to the Board the appropriate action to be taken, in response to the independent auditors’ report to satisfy itself of the independent auditors’ independence.

Auditor Report. The Committee shall annually obtain from the independent auditor and review a written report describing (i) the independent auditor’s internal quality-control procedures; and (ii) any material issues raised by (a) the independent auditor’s most recent internal quality-control review, or peer review or (b) any inquiry or investigation by governmental or accounting profession authorities, in each case, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues.

Audit Partner Rotation. The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. The Committee shall obtain, annually, from the independent auditor a written statement confirming that neither the lead (or coordinating) audit partner having primary responsibility for the Company’s audit nor the audit partner responsible for reviewing the Company‘s audit has performed audit services for the Company in each of the Company’s five previous fiscal years.

Internal Controls Report. Beginning in fiscal year 2006 or earlier if required by applicable accounting rules or Canadian and U.S. federal securities laws, the Committee shall annually obtain from the independent auditor a written report in which the independent auditor attests to and reports on the assessment of the Company’s internal controls made by the Company’s management. The Committee shall review and discuss with management, the independent auditor, and the Company’s independent auditor (i) the adequacy and effectiveness of the Company’s internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management; (ii) the Company’s internal audit procedures; and (iii) the adequacy and effectiveness of the Company’s disclosures controls and procedures, and management reports thereon.

National Office Consultation. The Committee shall discuss with the national office of the independent auditor issues on which they were consulted by the Company’s audit team and matters of audit quality and consistency.

Audit Planning. The Committee shall review and discuss with the independent auditors their audit plan and engagement letter and discuss with the independent auditors and the internal auditor the scope of the audit, staffing, locations, reliance upon management, and internal audit and general audit approach.
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Accounting Principles. The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including critical accounting policies and practices used by the Company, GAAP alternatives discussed with management (including the ramifications and the auditor’s preferred treatment) and any other material written communications between the independent auditor and management.

Auditor Assurance. The Committee shall obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934, addressing the reporting of illegal acts, has not been implicated.

Additional Auditors. The Committee shall review the use of auditors other than the independent auditor where management has requested a second opinion or another auditor is proposed to be engaged for other reasons.
6.	Internal Audit Department and Legal Compliance.
Budget and Plan. The Committee shall review the budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal auditor. The internal auditor function shall be responsible to senior management, but shall have a direct reporting responsibility to the Board through the Committee. The internal auditor will be responsible for contacting the Chairperson of the Committee directly (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in the internal auditor’s judgment, may warrant follow-up by the Committee.

Approval of Internal Auditor. The Committee shall review and approve the appointment, performance, dismissal and replacement of the internal auditor or the entity retained to provide internal audit services.

Internal Audit Review. The Committee shall review a summary of findings from completed internal audits and, where appropriate, review significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.
7.	General Audit Committee Responsibilities.
Code of Ethics for the Chief Executive Officer and Senior Financial Officers. The Committee shall inquire of management, the independent auditor and the internal auditor as to their knowledge of (i) any violation of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, (ii) any waiver of compliance with such code, and (iii) any investigations undertaken with regard to compliance with such code. The Committee may make recommendations to the Board regarding the waiver of any provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, however any waiver of such code may only be granted by the Board. All waivers granted by the Board shall be promptly publicly disclosed as required by the rules and regulations of the SEC and the AMEX.

Complaints Procedure. The Committee shall establish procedures to (i) receive, process, retain and treat complaints received by the Company regarding accounting, internal audit controls or auditing matters and (ii) the confidential and anonymous submission by employees of concerns regarding questionable accounting or audit practices.

Related Party Transactions. The Committee shall approve all related party transactions after a review of the transactions by the Committee for potential conflicts of interest and transaction will be considered a “related party transaction” if the transaction would be required to be disclosed in the Company’s Management’s Discussion and Analysis or any other filings with Canadian Securities Administrators or the SEC.

Use of Assets. The Committee shall review Company policies and procedures with respect to executive officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditors or the independent accountant.
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General Activities. The Committee shall perform any other activities consistent with this Charter, the Company’s bylaws, the Company’s Code of Ethics and Business Conduct and governing law, as the Committee or the Board deems necessary or appropriate, including reviewing the Company’s corporate compliance activities.
8.	Reports and Assessments.
8.1.	Board Reports. The Chairperson shall, periodically at his or her discretion, report to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under this Charter. Such reports shall include any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors and the performance of the Company’s internal audit function.

8.2.	Charter Assessment. The Committee shall annually assess the adequacy of this Charter and advise the Board of its assessment and of its recommendation for any changes to the Charter. The Committee shall, if requested by management, assist management with the preparation of a certification to be presented annually to the AMEX affirming that the Committee reviewed and reassessed the adequacy of this Charter.

8.3.	Committee Self-Assessment. The Committee shall regularly make a self-assessment of its performance, which shall include eliciting input from management, the Board and the General Counsel on the performance of the Committee.

8.4.	Audit Committee Report. The Committee shall prepare any Audit Committee Reports required by the rules of the Canadian Securities Administrators or the SEC to be included in the Company’s filings with such agencies.
The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board. While the Committee has the responsibilities and powers set forth by this Charter, it is the responsibility of management to prepare the financials and it is the responsibility of the independent auditor to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate in accordance with GAAP.
The material in this Charter is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date this Charter is first included in the Company’s filings with the SEC and irrespective of any general incorporation language in such filings.
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